Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT



17002617

1. State the name of the applicant: NYSE American LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

SEC Mail Processing Section JUL 25 2017 Washington DC 412

2017 JUL 25 PM 1:32 SEC / TM RECEIVED

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/24/17 (MM/DD/YY) NYSE American LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 24 day of July (Month), 2017 (Year) by Amy Mauro (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

July 2017

EXHIBIT F

A complete set of the NYSE AMERICAN LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN

July 2017

EXHIBIT F

A complete set of the NYSE AMERICAN LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE American Options

Market Maker Letter of Guarantee Revocation

To: NYSE American Options Client Relationship Services Department ("CRS")

From: ____
American Trading Permit ("ATP") Clearing Firm

Effective Date: ______________________________________ (Close of Business)

Please be informed that the Letter of Guarantee issued for the following Market Maker has been revoked effective on the above date:

____
ATP Firm Name

____
Market Maker Name

______________________________ ______________________________
Authorized Signature
ATP Clearing Firm

Date

______________________________ ______________________________
Print Name

Title

Updated July 2017

NYSE American Options

TERMINATION OF MARKET MAKER

To: NYSE American Options Client Relationship Services Department ("CRS")

From: ____
American Trading Permit ("ATP") Clearing Firm

Date of termination: ______________________ (Close of Business)

☐ Temporary Termination*

Date of Return: ______________________________

☐ Permanent Termination **

Market Maker: ______________________ Acronym: ____________

ATP Firm: ______________________

The ATP Clearing Firm will continue to accept full financial responsibility for all Exchange options transactions (as defined in Exchange Rule 900NY) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

______________________________ ______________________
Authorized Signature Date
ATP Clearing Firm

______________________________ ______________________
Print Name Title

** ATP Firm must notify the Exchange no later than one (1) full business day in advance of the proposed temporary termination date. A Temporary Termination cannot exceed 180 days.*

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

*** A Letter of Guarantee Revocation is required to be filed with CRS after all accounts have cleared.*

Revised July 2017

NYSE American LLC

Application for Market Maker Registration

TABLE OF CONTENTS

EXPLANATION OF TERMS & PROCESSES

For purposes of this application, the following terms have the following meanings:

Applicant Broker-Dealer – the Broker-Dealer applying as a Market Maker Equity Trading Permit Holder ("METP") or Electronic Designated Market Maker ("eDMM").

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an Applicant Broker-Dealer or any person directly or indirectly controlling, controlled by or under common control with an Applicant Broker-Dealer.

Control – has the meaning set forth on Form BD.

Central Registration Depository System (Web CRD®) – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE American LLC is a participant of this system.

Financial Arrangement – (1) the direct financing of an Applicant Broker-Dealer's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Electronic Designated Market Maker ("eDMM") – a registered Market Maker that is, or is approved to be, the exclusive DMM in listings for which the Exchange is the primary market pursuant to Rule 7.24E.

Market Maker – an ETP Holder approved by the Exchange to act as a Market Maker pursuant to Rule 7.20E.

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to Rule 7.21E, on behalf of a Market Maker.

NYSE American LLC ("NYSE American" or the "Exchange") – a Delaware corporation as described in the Exchange's Certificate of Incorporation and Bylaws. NYSE American is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Symbols – refers to stock symbols that may be assigned to a MMAT. Symbols are assigned at the firm level and are traded by the MMATs. Symbols may be added or removed on a daily basis, based on requests emailed to crs@nyse.com. Upon approval, by default, test symbols will be assigned to the firm for testing purposes.

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for Market Maker Registration, an Applicant Broker-Dealer must be an existing member of NYSE American.

Checklist

Applicant Broker-Dealer must complete and submit all materials as required in the Application Checklist (page 4) to crs@nyse.com.

If you have questions regarding the application, you may direct them to Client Relationship Services:
Email: crs@nyse.com; Phone: (212) 896-2830, option 5.

Application Process

- Following submission of the Application for Market Maker Registration and supporting documents, the Exchange will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant, and review the Applicant's written supervisory procedures.
- Applicant Broker-Dealers must designate within Section 1 whether they are applying as a METP and/or as an eDMM.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, the Exchange will contact the representative of the Applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the Applicant Broker-Dealer has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer will be contacted by the Exchange for further information.
- Applicant Broker-Dealers who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE American for review.
- NYSE American will notify the Applicant Broker-Dealer in writing of their approval/disapproval.
- In the event that an application is disapproved by the Exchange, the Applicant Broker-Dealer will have an opportunity to be heard upon the specific grounds for the denial, in accordance with the provisions of the Rule 9500 Series.

APPLICATION CHECKLIST – NEW NYSE AMERICAN MARKET MAKER APPLICANTS

- ❑ Application for Market Maker Registration, Sections 1 through 4
- ❑ Registered Trader Application for each applicable individual.
  https://www.nyse.com/publicdocs/nyse/NYSE_American_Registered_Trader_Application.pdf
- ❑ Copy of Applicant Broker-Dealer's Written Supervisory Procedures ("WSPs") for Market Making on NYSE American, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate).
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

ADDITIONAL REQUIREMENT FOR BROKER-DEALERS REQUESTING TO BECOME AN eDMM ON NYSE AMERICAN

- ❑ NYSE American eDMM Certification Test
  - Approved eDMMs must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

1 Applicant Broker-Dealers must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Applicant Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________ SEC #: ______________ CRD #: ______________ MPID ______________

THE APPLICANT BROKER-DEALER INTENDS TO REGISTER AS A(N) (Check all that apply):

☐ Market Maker (METP) ☐ Electronic Designated Market Maker (eDMM)

GENERAL INFORMATION

Name of Applicant Broker-Dealer ______________________________

Business Address: ______________________________

City: ______________ State: ______________ Zip Code: ______________

Contact Name: ______________ Title: ______________

Phone: ______________ Email: ______________

ETP APPROVAL STATUS

☐ Applicant Broker-Dealer is currently an approved Member Firm (Equity Trading Permit (ETP) Holder) with NYSE American*

* All Market Maker Applicants must be approved ETP Holders and hold a NYSE Trading License

NET CAPITAL

Amount: ______________ As of Date: __________ Focus Report Line Item*: ______________

*Submitting the Applicant Broker-Dealer's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note ☐ Cash

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Other ______________

SECURITIES

List the number of securities for which your firm requests approval: ______________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading

☐ Options Market Maker ☐ Other______________

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant Broker-Dealer a dealer/specialist or registered market maker on a national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes ☐ No

Applicant Broker-Dealers who currently act as a Designated Market Maker (DMM) on the New York Stock Exchange, LLC ("NYSE") are reminded of their requirements pursuant to NYSE Rules 36 and 98.

If not enough space below to list the Securities, additional pages may be attached as necessary.

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SECTION 3 – REQUIRED INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker*, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the equities trading facility of NYSE American. The undersigned acknowledges the following requirements:

1. ***Minimum Net Capital Requirements***

   Note: the requirements in items 1(a) and (b) apply only to the registered Market Maker rather than to each MMAT individually.

   (a) ***Market Makers Subject to the Aggregate Indebtedness Requirement***
   Maintain minimum net capital that is the greater of: (i) $100,000; (ii) $2,500 for each security that it is registered as a Market Maker (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of securities that such Market Maker is registered during the 30 days immediately preceding the computation date; (iii) 6 2/3 percent of aggregate indebtedness; or (iv) the amount prescribed by SEC Rule 15c3-1.

   (b) ***Market Makers Subject to the Alternative Net Capital Requirement***
   Maintain minimum net capital that is the greater of (i) $250,000; (ii) 2 percent of aggregate indebtedness; or (iii) the amount prescribed by SEC Rule 15c3-1.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA's Risk Oversight & Operational Regulation department for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA's Risk Oversight & Operational Regulation department as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE American.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE American's rules. Such written procedures shall at all times be available for inspection by NYSE American staff.

*Includes Market Maker and/or eDMM

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant Broker-Dealer are complete and agrees to update information as required. Further, the Applicant Broker-Dealer will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE American Options - Designated Give-up Notification Form

1. American Trading Permit ("ATP") Firm Information

ATP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced ATP Firm requests NYSE American Options ("the Exchange") to enable (or disable) give-ups for the following ATP Clearing Firms (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐

ATP Firm represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and Exchange Rule 961.

ATP Firm represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with the Exchange.

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

Revised July 2015

NYSE American Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of ________________________ , 20 __________________________

by ____ American Trading Permit ("ATP")Clearing Firm

in respect of ____ the "ATP Firm"

on behalf of ____________________ the "Floor Broker".

WHEREAS Floor Broker is an ATP Holder of NYSE American Options ("the Exchange"), and ATP Clearing Firm is an ATP Holder of the Exchange and member of The Options Clearing Corporation ("OCC"); and

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to Exchange Rule 931NY, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the OCC by ATP Clearing Firm, and

WHEREAS ATP Firm has requested ATP Clearing Firm to issue a Letter of Authorization for Floor Broker;

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the ATP Clearing Firm hereby agrees, for the benefit of the OCC and the Exchange, and their respective members, that ATP Clearing Firm shall accept full financial responsibility for the clearance of the Exchange options transactions made by Floor Broker when the name of ATP Clearing Firm is given up.

This Letter of Authorization shall remain in effect until a written notice or revocation has been received by the Exchange. If such written notice has not been received at least one hour prior to the opening of trading on a particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve ATP Clearing Firm of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day first above written.

____
Print name of Authorized Signatory of ATP Firm

____
Signature of Authorized Signatory of ATP Firm

____

____
Print name of ATP Clearing Firm

____
Print name of Authorized Signatory of ATP Clearing Firm

____
Signature of Authorized Signatory of ATP Clearing Firm

NYSE American Options
Floor Employee Application

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance, U-4 and WebCRD®. ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________

Title: ______________________ DOB: ______________

Phone: ______________________ Email: ______________

AMERICAN TRADING PERMIT ("ATP") FIRM INFORMATION

ATP Firm Name: ______________________ CRD: ______________

Primary Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED

☐ Trade Support Clerk ☐ Floor Employee

All individuals requesting access to the NYSE American Options ("the Exchange") Floor must register as ("AC") on CRD

APPLICATION CHECKLIST

☐ A Form U-4 requesting the "AC" registration has been submitted to FINRA through CRD

☐ A fingerprint card has been submitted to FINRA

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

APPLICANT ACKNOWLEDGEMENT

I authorize the Exchange and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

______________________ ______________

Signature of Applicant Date

ATP FIRM ACKNOWLEDGEMENT

The undersigned ATP Firm certifies that the applicant named above is authorized to enter into the Exchange Floor as referenced above, on behalf of this ATP Firm. Additionally, the ATP Firm acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the ATP Firm in all respects.

______________________ ______________

Signature on behalf of Applicant Firm Date:

____

Print Name

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE American Options

Specialist / eSpecialist Application

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Allocation - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for an Allocation, having the obligations hereunder, and of NYSE American Options ("the Exchange") Rule 927NY, in one or more option classes.

Applicant – the Broker-Dealer ("BD") applying as a registered Specialist/e-Specialist or amending this form to become a registered Specialist/e-Specialist.

Appointment - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for a Primary Appointment, having the obligations hereunder, and of Exchange Rule 927NY, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an American Trading Permit ("ATP") Firm or any person directly or indirectly controlling, controlled by or under common control with an ATP Firm.

Control – (as defined on Form BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE American LLC is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a registered Broker-Dealer's examining authority, when the Broker-Dealer is a Member of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by the rules of the Exchange, respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Eligible Issues – an Specialist/e-Specialist may be allocated any one or more of the options issues opened for trading at the Exchange.

e-Specialist– an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Exchange Rules 927.4NY-927.6NY. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Firm's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Specialist – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Exchange Rule 920NY, and who meets the qualification requirements of Exchange Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange, in accordance with the rules of the Exchange, are deemed to be Market Maker transactions for purposes of Exchange Rule 920NY.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

Market Maker – a Market Maker shall refer to an ATP Holder that acts as a Market Maker pursuant to Exchange Rule 920NY.

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS (continued)

Market Maker Authorized Trader ("MMAT") – a Market Maker Authorized Trader shall mean an authorized trader who performs market making activities pursuant to Exchange Rule 920NY on behalf of an ATP Holder registered as a Remote Market Maker.

NYSE American LLC ("NYSE American", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE American Options. NYSE American is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE American is also a Self-Regulatory Organization ("SRO").

NYSE American Options – "NYSE American Options" shall refer to those aspects of the SRO and the Trading Facilities business of the Exchange licensed to trade Options by the Exchange. The term "NYSE American Options" shall have the same meaning as "Exchange" as that term is defined in Exchange Rule 900.2NY.

Quotations – ATP Holders who are registered as Specialist/e-Specialists are required by Exchange Rule 925.1NY to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed issues for 90% of the time the Exchange is open for trading in each issue.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS

Filing Requirements

Prior to submitting the Application to become a Specialist/e-Specialist, an applicant BD must have completed the ATP application, identifying "Specialist" or "e-Specialist" as a business to be conducted on the Exchange. A firm will not be eligible for approval as a Specialist/e-Specialist until after their ATP application, with this indication, is approved.

Checklist

Applicant ATP Firm must complete and submit all materials as required in the Application Checklist (page 4) to CRS@nyse.com

If you have questions regarding the application, you may direct them to Client Relationship Services ("CRS"):
Email: CRS@nyse.com; Phone: 212.896.2830 option 5.

Application Process

- Following submission of the Specialist/e-Specialist Application and supporting documents, the Exchange will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Specialist/e-Specialist.
- Applicant is required to consult with an Exchange representative to determine the most beneficial connectivity option. .
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, the Exchange will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to the Exchange for approval or disapproval without delay.
- The Exchange will promptly notify the Applicant in writing of their decision.
- Upon approval and once connectivity is established, your Exchange representative will inform you of your ability to trade.
- In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of the rules of the Exchange. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

APPLICATION CHECKLISTNYSE AMERICAN OPTIONS SPECIALIST/e-SPECIALIST	
☐	Approved ATP Application
☐	Application for Specialist/e-Specialist, Sections 1 through 5
☐	Form U4 and fingerprint cards for each Specialist/e-Specialist listed in Section 3 are available on Web CRD®
☐ ☐	Proof of successful completion of the Exchange Market Maker Examination for each Specialist/e-Specialist listed in Section 3; or Request for Waiver has been granted.
☐ • • • • ☐ ☐	Financial Documentation Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable Most Recent Balance Sheet and Capital Computation[2] Six Month Profit/Loss Projection[2] Subordination Agreements, if applicable[2] All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Applicant has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

[2] Required for NYSE American -DEA Broker-Dealers only

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ CRD No.: ______________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant ATP Firm: ______________________________

Business Address: ______________________________

City ______________ State: ________ Zip Code: ________

Business Phone: ______________

Contact Name: ______________ Title: ______________

Phone: ______________

Email Address: ______________

ATP APPROVAL STATUS

☐ Applicant ATP Firm is currently an approved ATP Holder and Market Maker with the Exchange or is currently an Applicant to become an ATP Holder and Market Maker with the Exchange.*

* All Specialist/e-Specialist applicants must be approved ATP Holders and Market Makers with the Exchange.

NET CAPITAL

Amount ______________ As of Date: ______________

FOCUS Report Line Item* ______________

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Cash ☐ Subordinated Loan ☐ Clearing/Good Faith Deposits

☐ Other ______________

* Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a Specialist/e-Specialist: ________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business

☐ Proprietary Trading ☐ Equities Market Maker

☐ Other ______________

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist/e-Specialist or Market Maker on a registered national securities exchange(s) or association?

☐ Yes ☐ No

If yes, provide the following information:

SRO: ______________________________

Operating Capacity: ______________________________

List Securities: ______________ ______________

______________ ______________

______________ ______________

______________ ______________

______________ ______________

SRO: ______________________________

Operating Capacity: ______________________________

List Securities: ______________ ______________

______________ ______________

______________ ______________

______________ ______________

______________ ______________

SRO: ______________________________

Operating Capacity: ______________________________

List Securities: ______________ ______________

______________ ______________

______________ ______________

______________ ______________

______________ ______________

SECTION 3 - INFORMATION FOR SPECIALISTS / e-SPECIALISTS

Specialist/e-Specialists are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of the Exchange. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, please refer to Exchange Rule 3 (j) General Prohibitions and Duty to Report and also determine whether Exchange Rule 927NY applies to your firm.

Exchange Rule 927NY(b): Qualification of Specialists

(1) Qualification of Specialists. The qualification of Specialists shall be conducted by the Exchange. The Specialist Qualification Process is as follows:

(A) Applications for qualification as a Specialist shall be general and shall not specify a particular option issue or issues. Applicants for qualification as a Specialist may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an Applicant, or any person associated with an Applicant.

(B) The Exchange may also specify one or more conditions on the applicant with respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

Exchange Rule 927NY(c): Obligations of Specialists

Each Specialist must meet the following obligations:
(1) Assure that disseminated market quotations are accurate;
(2) Honor guaranteed markets, including markets required by Exchange Rule 970NY and any better markets pledged during the allocation process;
(3) Generate and automatically update two-sided market quotations with size in all appointed series through the Specialists own proprietary autoquoting system;
(4) Fulfill general Market Maker obligations under Exchange Rules 925NY and 925.1NY;
(5) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;
(6) Participate at all times in any automated execution system that is in effect in designated option issues;
(7) Make FLEX Quotes in response to a specific Request for Quotes in appointed classes of FLEX Equity Options whenever in the opinion of the FLEX Post Official the interests of a fair, orderly and competitive market are best served by such action.
(8) Maintain communications with member firms in order to respond to suggestions and complaints;
(9) Respond to competition by offering competitive markets and competitively-priced services.
(10) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists are associated with each other and deal for the same Specialist account, this requirement will apply to such Specialists collectively, rather than to each Specialist individually;
(11) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;
(12) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

SECTION 3 - INFORMATION FOR SPECIALISTS / e-SPECIALISTS (Continued)

Exchange Rule 927.4(a) – e-Specialist

(a) Designation as an e-Specialist. The Exchange may designate e-Specialists in an options class to fulfill certain obligations required of Specialists. The Exchange shall determine the appropriate number of approved e-Specialists per option class. Factors to be considered in approving e-Specialists include any one or more of the following:

(i) adequacy of resources including capital, technology, and personnel;
(ii) history of stability, superior electronic capacity, and superior operational capability;
(iii) market making and/or specialist experience in a broad array of securities;
(iv) ability to interact with order flow in all types of markets;
(v) existence of order flow commitments.
(vi) willingness to accept allocation as an e-Specialist in options in at least 400 underlying securities; and
(vii) willingness and ability to make competitive markets on the Exchange and to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the options it trades.

In selecting an applicant for approval as an e-Specialist, the Exchange may place one or more conditions on the approval concerning the operations of the applicant and the number of option classes which may be allocated to the Applicant.

Each e-Specialist shall retain its approval to act as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist or the Exchange terminates the e-Specialist's approval to act as an e-Specialist pursuant to Exchange Rules. An e-Specialist may not transfer its approval to act as an e-Specialist unless approved by the Exchange.

Exchange Rule 927.5 – e-Specialist Obligations

Each e-Specialist shall fulfill all of the obligations of a Market-Maker and of a Specialist under the rules of the Exchange and shall satisfy each of the following requirements:

(a) meet the quoting obligations of Exchange Rule 925NY and 925.1NY(b);
(b) assure that its market quotations are accurate;
(c) continue to act as an e-Specialist and to fulfill all of the e-Specialist's obligations as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist;
(d) make competitive markets on the Exchange and otherwise to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the classes it trades;
(e) immediately notify the Exchange of any material operational or financial changes to the e- Specialist organization as well as obtain the Exchange's approval prior to effecting changes to the ownership, capital structure, voting authority, distribution of profits/losses, or control of the e- Specialist organization.

SECTION 4 – REQUIRE INFORMATION & ACKNOWLEDGEMENT

The undersigned Applicant, applying for registration as a Specialist/e-Specialist, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of the Exchange, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered Specialist/e-Specialist firm rather than to each specialist/e-Specialist individually.
2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists/e-Specialists are associated with each other and deal for the same Specialist/e-Specialist account, this requirement will apply to such Specialist/e-Specialists collectively, rather than to each Specialist/e-Specialist individually.
3. The Specialist/e-Specialist's ATP Clearing Firm will provide daily equity information to the Financial and Operational Compliance Department for Specialist/e-Specialist cash or liquid asset position review.
4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to the Exchange for Market Maker capital compliance review.
5. Provide detailed financial reports and such other operational reports to the Exchange as it may require.
6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the Exchange.
7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE American rules. Such written procedures shall at all times be available for inspection by the Exchange.
8. Be responsible for designating an approved Specialist/e-Specialist to act as a backup Specialist/e-Specialist in case of absence and notify the Corporation of such designation, pursuant to Exchange Rule 927NY. The designated backup Specialist/e-Specialist must be an approved Specialist/e-Specialist in good standing and have sufficient capital to meet the capital requirements of the Specialist/e-Specialist being backed up, as well as their own. If necessary, more than one Specialist/e-Specialist may be needed or selected to act as an appropriate backup.

ADDITIONAL REQUIRED DOCUMENTS

In addition to the information requested in the ATP Application, the Applicant is requested to provide the following information, if it has not already done so:

- A list of any other communication equipment that Specialist/e-Specialists can access to route orders in securities to other markets for execution. Provide the location of such terminal(s) and a description of the use of the terminal(s) and the business transmitted through it.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Authorized Signatory for Applicant ATP Firm ________________ Date: ________________

Print Name: ________________ Title: ________________

AUTHORIZED ACKNOWLEDGEMENT OF THE APPLICANT'S CLEARING FIRM

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Authorized signatory for ATP Clearing Firm: ________________ Date: ________________

Print Name: ________________ Title: ________________

ATP Clearing Firm: ________________ OCC#: ________________

NYSE American Options

TERMINATION OF ORDER SENDING/CLEARING AMERICAN TRADING PERMIT

To: NYSE American Client Relationship Services Department ("CRS")

From: ______________________________
American Trading Permit ("ATP") Firm

Re: ______________________________
ATPID Acronym(s)

Type of ATP:

☐ Clearing ATP ☐ Order Sending ATP

Date of Termination (Close of Business): ______________________________

☐ Temporary Termination

Date of Return: ______________________________

☐ Permanent Termination

____

Authorized Signature of ATP Firm **Date**

Checklist for Terminating an Order Sending/Clearing Firm ATP

1. ATP Firms must notify the Exchange no later than one (1) business day in advance of the proposed termination date.

2. Temporary terminations cannot exceed 180 days.

NYSE American Options

Registered Trader & Nominee Application

Revised July 2017

REGISTERED TRADERS

Each American Trading Permit ("ATP") Holder is required to register employees and associated persons in accordance with NYSE American LLC (the "Exchange") rules, including but not limited to Rule 341.. Individual traders of an ATP Holder must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

- **AO** – Market Maker of ATP Holder (Series 57 prerequisite)
- **AF** – Floor Brokers of ATP Holder (Series 57 prerequisite)

ATP HOLDER INFORMATION

Firm Name: ______________________ CRD#: ______________

Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

INDIVIDUAL APPLICANT INFORMATION

Name of Individual: ______________________ CRD#: ______________

Date of Birth: ______________________ Phone: ______________

Email: ______________________

TYPE OF BUSINESS TO BE CONDUCTED (Please check appropriate box below)

☐ Specialist / e-Specialist

☐ Floor Market Maker (FMM)

☐ Market Maker Authorized Trader (MMAT)

☐ Remote Market maker (RMM)

☐ Floor Broker (FB)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed the required examination

☐ Individual has been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member — Date

______________________ ______________________

Print Name — Title

INDIVIDUAL APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

______________________ ______________________

Signature of Individual Applicant — CRD#

______________________ ______________________

Print Name — Title

NYSE American Registered Trader Application

REGISTERED TRADERS

Each Market Maker Firm is required to register Market Maker Authorized Traders in accordance with applicable Exchange rules ("Rules"). Pursuant to these Rules, applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 7.21E. Individual traders of the applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the applicant to the Central Registration Depository ("Web CRD®") for review by Exchange personnel.

- **MMAT** – Market Maker Authorized Traders of the Applicant (Series 57 prerequisite)

APPLICANT FIRM INFORMATION

Firm Name: ______________________ CRD#: ______________

Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

MARKET MAKER AUTHORIZED TRADER APPLICANT INFORMATION

Name of Applicant: ______________________ CRD#: ______________

Date of Birth: ______________________ Phone: ______________

Email: ______________________

TYPE OF BUSINESS TO BE CONDUCTED (Please check appropriate box below)

☐ eDMM ☐ Market Maker Authorized Trader (MMAT)

☐ Applicant will be located on the NYSE Floor
(If applicant checks this box additional floor access paperwork may be required.)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed the required examination

☐ Individual has been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

______________________ ______________________
Signature of Authorized Officer, Partner, Managing Member Date

______________________ ______________________
Print Name Title

APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

______________________ ______________________
Signature of Applicant CRD#

______________________ ______________________
Print Name Title

AP Form

New York Stock Exchange LLC and NYSE American LLC

This Form is to be completed by an entity registering as an "approved person" with New York Stock Exchange LLC ("NYSE") and NYSE American LLC ("NYSE American").

Instructions

Prior to completing this AP Form ("Form"), the entity registering as an "approved person" ("Applicant") should be familiar with the rules of the NYSE and NYSE American (collectively, the "Exchange"), particularly those rules relating to approved persons, ("Approved Person") including but not limited to NYSE Rule 2, NYSE Rule 304, NYSE American Rule 310, and NYSE American Rule 311.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
  - A new Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person).
  - The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable).
  - Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days.
- Please refer to Information Memo 12-10: https://www.nyse.com/publicdocs/nyse/markets/nyse/information_memo_12-10_amendments_of_approved_persons.pdf

For Applicants associated with firms seeking Exchange membership, please email a signed and completed copy of the Form to Client Relationship Services at crs@nyse.com.

For Applicants associated with existing Exchange member organizations, please email a signed and completed copy of the Form to FINRA, Qualifications & Registration Department at Q&RNY@finra.org.

Section I

1. Full name of the Applicant: ______________________________

2. If applicable, Web CRD # of the Applicant: ______________________________

3. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization: ______________________________

   Web CRD#: ______________________________

4. Approved Person status is requested pursuant to the rules of the Exchange because the Applicant:
   - ☐ *controls* the Member Organization
   - ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   - ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

5. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?
   - ☐ Yes
   - ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at Q&RNY@finra.org – see Rules 304 and 4530.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

   ____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

   ____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

   ____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserve the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange.

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: ______________________________ Date: ______________

(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: ______________________________

Title: ______________________________

Web CRD# (if applicable): ______________________________

New York Stock Exchange LLC ("NYSE") and

NYSE American LLC ("NYSE American")

Application for NYSE and NYSE American[1] Membership for FINRA Members ("Application")

A registered broker or dealer that is a member of FINRA is eligible to apply for NYSE and NYSE American membership with this application ("Applicant Firm"). If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.212.896.2830 (option 5) or crs@nyse.com.

[1] NYSE and NYSE American membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for NYSE and NYSE American membership, an Applicant Firm must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission
Applicant Firm must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 6 of the application.

Application and supplemental materials should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

Applicant Firm pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market (DE), Inc." and submit the check with your initial application. Please contact crs@nyse.com if you would like to wire the funds. The appropriate application fee should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
11 Wall Street, 15th Floor
New York, NY 10005

Phone: 1.212.896.2830 (option 5)
Email: crs@nyse.com

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE American LLC ("NYSE American") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to the Exchange will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. The Exchange's CRS Department and/or FINRA may request Applicant Firms to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services
Email: crs@nyse.com
Phone: 1.212.896.2830 (option 5)

FINRA – Kim Timon
Email: kim.timon@finra.org
Phone: 1.212.416.1538

APPLICATION PROCESS (Continued)

Application Process

Following submission of the Application, fees and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures. The Exchange will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.
- If an NYSE Equity Trading License or NYSE Bond Trading License is not activated within six months of approval of the Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the Application.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.
- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Firm may be contacted by FINRA for further information.
- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. The Exchange's CRS Department, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the Exchange, once the Applicant Firm is approved for membership.
- Once connectivity is established, the Exchange will inform you of your ability to trade.

INFORMATION AND RESOURCES

NYSE Rules :
http://nyserules.nyse.com/nyse/rules/

NYSE American Rules:
https://www.nyse.com/regulation/nyse-american/rules-and-disciplinary-actions

Rule Filings:
https://www.nyse.com/regulation/rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/rule-interpretations?documentType=Information%20Memo

NYSE Membership:
https://www.nyse.com/markets/nyse/membership

NYSE American Membership:
https://www.nyse.com/markets/nyse-american/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE American LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE American LLC ("NYSE American") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934. NYSE American is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Retail Member Organization ("RMO") – a NYSE member organization (or a division thereof) that has been approved by the Exchange to submit Retail Orders and qualifies by either conducting a retail business or handling retail orders on behalf of another broker-dealer.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider Market Maker ("SLMM") – are off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE platform

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A NYSE Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A NYSE Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a NYSE Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a NYSE Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ____________ SEC No.: ____________ Web CRD No.: ____________ Broker/ Dealer TAX ID: ____________

GENERAL INFORMATION

Name of Applicant Firm: ____________

Business Address: ____________

City ____________ State: ____________ Zip Code: ____________

Business Phone: ____________ Fax: ____________

Website Address: ____________

Contact Name: ____________ Title: ____________

Address: ____________

Phone: ____________ Fax: ____________

Email Address: ____________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ FINRA ☐ Other ____________

Date of Applicant Firm's FINRA Membership (if pending, so indicate): ____________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NASDAQ OMX BX (BX)
☐ Chicago Stock Exchange (CHX)
☐ International Securities Exchange (ISE)
☐ Financial Industry Regulatory Authority (FINRA)
☐ NASDAQ OMX PHLX (PHLX)
☐ BATS Exchange (EBZX)
☐ BATS Y-Exchange (BYX)
☐ Other ____________
☐ Chicago Board Options Exchange (CBOE)
☐ NYSE National
☐ NASDAQ
☐ NYSE American
☐ NYSE Arca
☐ EDGA Exchange
☐ EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ____________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ____________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the Exchange, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the Exchange.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the Exchange.

Applicant Firm acknowledges that it must separately purchase either an NYSE Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the Exchange.

Applicant Firm acknowledges that it is a member of FINRA, and is eligible to apply for Exchange membership with this application.

The Exchange and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Firm

______________________________	____________________
Signature of Authorized Officer	Date
______________________________	____________________
Print Name	Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with the Exchange membership: (Check all that apply)

- ☐ NYSE Equities Floor Brokerage
  - ☐ Blue Line
- ☐ NYSE Bonds
  - ☐ Agency
  - ☐ Principal
- ☐ Non-member broker/dealer executions
- ☐ Engaging in business with other broker/dealers only
- ☐ Engaging in business with non-broker/dealers
  - ☐ Retail
  - ☐ Institutions
  - ☐ On Floor executions for non-broker/dealers
- ☐ Proprietary trading
  - ☐ NYSE Designated Market Maker (DMM)
  - ☐ Off Floor
  - ☐ Supplemental Liquidity Provider (SLP)
  - ☐ Supplemental Liquidity Provider Market Maker (SLMM)
- ☐ Retail Member Organization (RMO)
- ☐ Sponsored access provider
- ☐ Corporate finance
- ☐ Primary government securities dealer
- ☐ Equities market maker
- ☐ Options (executions, market maker, etc.)
- ☐ Issue or distribute research reports
- ☐ Stock loan/stock borrow
- ☐ Repos/reverse repos financing transactions
- ☐ Joint Back Office (JBO) arrangements
- ☐ Underwritings
- ☐ NYSE American Electronic Designated Market Maker/Market Maker (eDMM/MM)
- ☐ Other (Please explain: ______________________________)

2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? (If the answer is "Yes", please specify.) Yes ☐ No ☐

Response: ______________________________

3. Identify for the Applicant Firm:

(a) All office locations: ______________________________

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

4. Does the Applicant Firm now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain.

Response: ______________________________

5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf) Yes ☐ No ☐

SECTION 3 – APPLICATION QUESTIONS (Continued)

6. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? (If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	Yes	☐	No	☐
7. Does the Applicant Firm have registered principals as required by NYSE Rule 3110? If the firm answered "no", please explain. Response: ______________________________	Yes	☐	No	☐
8. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act?	Yes	☐	No	☐

If the Applicant Firm will be performing a Floor Based Business, please answer the following section. If the firm will be performing a non-Floor Based Business please move ahead to the Key Personnel section.

SECTION 4 - FLOOR BASED BUSINESS

8. Does the Applicant Firm intend to accept orders on the NYSE floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Yes ☐ No ☐

Info Memo 07-43 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf.

Info Memo 07-44 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf

9. Has the Applicant Firm met the NYSE's requirement to establish floor commission billing procedures and retain records for six years? (See NYSE Rules 301(e)(1), 353, and 440I) Yes ☐ No ☐

10. Who is the person responsible for supervision of all floor employees of the Applicant Firm? (See NYSE Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ____________________

Mailing Address: ____________________

Phone: ____________________ Email: ____________________

11. Does the Applicant Firm maintain error and investment accounts? Yes ☐ No ☐

If yes, please indicate the account name and number of the error and investment accounts. (An NYSE member organization may have more than one error account, but it may maintain only one error account for Floor-related errors. (See NYSE Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Info Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

12. Do the Applicant Firm's floor employees maintain their own personal brokerage accounts? (See. NYSE Rule 407A). If yes, the applicant should list the account name and number of each such account below? Yes ☐ No ☐

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

SECTION 5 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:

- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 (See NYSE Rule 342(a) and (b) for exemptions)
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: ____________ CRD: ____________

Phone: ____________

Email: ____________

Chief Financial Officer ("CFO")

Name: ____________ CRD: ____________

Phone: ____________

Email: ____________ Exams: ____________

Chief Compliance Officer ("CCO")

Name: ____________ CRD: ____________

Phone: ____________

Email: ____________ Exams: ____________

Chief Operations Officer ("COO")

Name: ____________ CRD: ____________

Phone: ____________

Email: ____________ Exams: ____________

Head of Technology

Name: ____________ CRD: ____________

Phone: ____________

Email: ____________

Head of Trading

Name: ____________ CRD: ____________

Phone: ____________

Email: ____________

Lead Floor Broker (If applicable)[2]

Name: ____________ CRD: ____________

Phone: ____________

Email: ____________ Exams: ____________

[1]NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

[2]Firms applying for a NYSE Trading Floor business will be required to have a Floor Supervisor with the Series 24. If the Applicant will be a Floor Brokerage firm, an individual with the Series 14 is required and if the Applicant will be a DMM firm, an individual with the Series 14a is required.

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

<table>
<tr><th colspan="2">SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION</th><th></th></tr>
<tr><td colspan="2">Please ensure all applicable items are completed below by marking the tick box of the items you have included and note the Exhibit reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.</td><td>Exhibit ID (or N/A)</td></tr>
<tr><td>☐</td><td>Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on FINRA's Web CRD.</td><td></td></tr>
<tr><td>☐</td><td>Provide a written description of the Applicant Firm's reason for seeking Exchange membership and a brief description of the business the Applicant Firm conducts.</td><td></td></tr>
<tr><td>☐</td><td>If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE American on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership.
▪ The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf
▪ Refer to NYSE Information Memo 12-10 for more information: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf</td><td></td></tr>
<tr><td>☐</td><td>Provide an organization chart showing the following:
▪ All entities controlling, controlled by or under common control with the Applicant Firm
▪ Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent
▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm</td><td></td></tr>
<tr><td>☐</td><td>Provide the following:
▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control),
▪ The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and
▪ Identify the type of business relationships between the Applicant Firm and the affiliates</td><td></td></tr>
<tr><td>☐</td><td>Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years, from any Regulatory or Self Regulatory Organization (SRO) that oversees Applicant Firm (other than FINRA examination reports) as well as:
▪ Applicant Firm's written response regarding any deficiencies cited in the reports.
▪ A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.</td><td></td></tr>
<tr><td>☐</td><td>Provide Financial Documentation:
▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital
▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA
(Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.)
▪ Provide 15c3-1 computation as of the anticipated date of Exchange membership approval.
▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.</td><td></td></tr>
</table>

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with the Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If FINRA, NYSE Arca or NYSE American is not the Applicant Firm's DEA, provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
☐	Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) regarding NYSE and NYSE American activities (e.g., Floor procedures, DMM activities, Business Continuity Plans relating to such activities, etc.). (Note: The Applicant Firm's procedures will also need to include procedures addressing NYSE Rule 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Firm and its associated persons will abide by the Rules and Regulations of the New York Stock Exchange.)	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Section 8 for further details). Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 7 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ____________________

Address ____________________

Telephone Number ____________________

Email ____________________

2. Accounting Firm

Contact Name: ____________________

Address ____________________

Telephone Number ____________________

Email ____________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ____________

☐ is of a continuing nature, providing for successive yearly audits.

Signature: ____________________	Signature: ____________________
Title: ____________________	Title: ____________________
Date: ____________________	Date: ____________________
(Broker/Dealer)	(Accounting Firm)

SECTION 8 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 8A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date.)
2. State filing certificate.
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., the owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 8B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all Amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 8C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 8.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 <u>during the six month period prior to a termination of the agreement</u> the following language <u>must be included in the agreement:</u>

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

New York Stock Exchange LLC ("NYSE") and

NYSE American LLC ("NYSE American")

Application for NYSE and NYSE American [1] Membership for Non-FINRA Members ("Application")

A registered broker or dealer that is a member of a registered securities exchange, but is not a FINRA member, is eligible to apply for NYSE and NYSE American membership with this application ("Applicant Firm") if the broker or dealer does not (1) transact business with public customers or (2) conduct business on the Floor of the Exchange. If a registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to NYSE and NYSE American membership. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.212.896.2830 (option 5) or crs@nyse.com.

[1] NYSE and NYSE American membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the application for NYSE and NYSE American membership ("Application"), an Applicant Firm must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission

Applicant Firm must complete and submit all applicable materials addressed within the Application as well as the additional required documentation noted in Section 5 of the Application.

Application and all supplemental materials and should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

Applicant Firm pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market (DE), Inc." and submit the check with your initial application. Please contact crs@nyse.com if you would like to wire the funds. The appropriate Application fee should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
11 Wall Street, 15th Floor
New York, NY 10005

Phone: 1.212.896.2830 (option 5)
Email: crs@nyse.com

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

NYSE and NYSE American (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to the Exchange will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. Applications are submitted to FINRA for application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request Applicant Firms to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of the Application process that becomes inaccurate or incomplete during the pendency of the Application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services
Email: crs@nyse.com
Phone: 1.212.896.2830 (option 5)

FINRA – Kim Timon
Email: kim.timon@finra.org
Phone: 1.212.416.1538

APPLICATION PROCESS (Continued)

Application Process

Following submission of the Application, fees and supporting documents to the Exchange, the Application will be reviewed for accuracy and regulatory or other disclosures. The Exchange will submit the Application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.
- If an NYSE Trading License or NYSE Bond Trading License is not activated within six months of approval of the Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the Application.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.
- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Firm may be contacted by FINRA for further information.
- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the Exchange if and when the Applicant Firm is approved for membership.
- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE American Rules:
https://www.nyse.com/regulation/nyse-american/rules-and-disciplinary-actions

Rule Filings:
https://www.nyse.com/regulation/rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/rule-interpretations?documentType=Information%20Memo

NYSE Membership:
https://www.nyse.com/markets/nyse/membership

NYSE American Membership:
https://www.nyse.com/markets/nyse-american/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE American LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE American LLC ("NYSE American") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934. NYSE American is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider Market Maker ("SLMM") - are off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE platform.

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A NYSE Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A NYSE Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a NYSE Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a NYSE Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ____________ SEC No.: ____________ Web CRD No.: ____________ Broker/Dealer TAX ID: ____________

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ____________

Business Address: ____________

City ____________ State: ____________ Zip Code: ____________

Business Phone: ____________ Fax: ____________

Website Address: ____________

Contact Name: ____________ Title: ____________

Address: ____________

Phone: ____________ Fax: ____________

Email Address: ____________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

- ☐ NASDAQ OMX BX (BX)
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ Chicago Stock Exchange (CHX)
- ☐ NYSE National
- ☐ International Securities Exchange (ISE)
- ☐ NASDAQ
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ NYSE Arca
- ☐ Other ____________
- ☐ NYSE American

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

- ☐ NASDAQ OMX BX (BX)
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ Chicago Stock Exchange (CHX)
- ☐ NYSE National
- ☐ International Securities Exchange (ISE)
- ☐ NASDAQ
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ NYSE American
- ☐ BATS Exchange (BZX)
- ☐ NYSE Arca
- ☐ BATS Y-Exchange (BYX)
- ☐ EDGA Exchange
- ☐ Other ____________
- ☐ EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ____________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ____________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGEMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the Exchange, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the Exchange.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the Exchange.

Applicant Firm acknowledges that it must separately purchase either an NYSE Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either a NYSE Trading License or BTL, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and still must be in full compliance with the rules and regulations of the Exchange.

Applicant Firm acknowledges that it is a member of a registered securities exchange, is not a FINRA member, and is eligible to apply for Exchange membership with this application. The Applicant Firm conducts a proprietary business and does not transact business with public customers nor conducts business on the Floor of the Exchange. If the registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to Exchange membership.

The Exchange and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Broker-Dealer

______________________________	____________________
Signature of Authorized Officer	Date
Print Name	Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with Exchange membership: (Check all that apply)

- ☐ Non-member broker/dealer executions
- ☐ Engaging in business with other broker/dealers only
- ☐ Corporate Finance
- ☐ Underwritings
- ☐ Proprietary trading
- ☐ Primary government securities dealer
- ☐ Equities market maker
- ☐ Options (executions, market maker)
- ☐ Issue research reports
- ☐ Stock loan/stock borrow
- ☐ Repos/reverse repos financing transactions
- ☐ Joint Back Office (JBO) arrangements
- ☐ Sponsored access provider
- ☐ Supplemental Liquidity Provider Market Maker (SLMM)
- ☐ NYSE Bonds
  - ☐ Agency
  - ☐ Principal
- ☐ Supplemental Liquidity Provider (SLP)
- ☐ NYSE American Electronic Designated Market Maker/Market Maker (eDMM/MM)
- ☐ Other (Please explain: ____)

2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? If the answer is "Yes", please specify. Yes ☐ No ☐

Response: ____

3. Does the Applicant Firm have a direct parent? If so, provide the parent's name.

Response: ____

4. Identify for the Applicant Firm:

(a) All office locations: ____

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf) Yes ☐ No ☐

6. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act? Yes ☐ No ☐

SECTION 3 – APPLICATION QUESTIONS (Continued)

7. Please indicate the firm's proposed carrying/clearing methodology and/or clearance activities (please check all that apply):

a) Clearing Type:

☐ Self Clears
☐ Clears through another broker dealer on an omnibus basis
☐ Clears through another broker dealer on a fully disclosed basis
☐ Clears for others (affiliated or non-affiliated)

b) Regarding the above responses, identify the firm's clearing broker-dealer: ______________________________

c) If applicable, identify the entities for which the Applicant Firm clears (indicate N/A as appropriate):

____

d) If introducing, provide a copy of the clearing arrangement; and

e) If self clearing, provide a full description of the back office operations and facilities to be used to conduct this aspect of the firm's business, as well as the names, positions and experience of the key personnel in this area.

8. Does the Applicant Firm have registered principals as required by NYSE Rule 3110 Yes ☐ No ☐

If the firm answered "no", please explain.

Response: ____

9. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? Yes ☐ No ☐

(If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

10. Please provide the date of your last cycle examination by your Designated Examining Authority (DEA). If there has been no examination to date, provide the anticipated date of your first examination.

Response: ____

SECTION 4 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for membership and ensure each individual holds the required exam:

- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 (See NYSE Rule 342(a) and (b) for exemptions)
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Head of Technology

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION		
Please ensure you complete all applicable items below by marking the tick box of the items you have included and note the Exhibit Reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.		**Exhibit ID (or N/A)**
☐	Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on Web CRD.	
☐	Provide a written description of the Applicant Firm's: ▪ Current business lines ▪ Operations ▪ Supervisory, financial and internal controls ▪ Communication and recordkeeping systems ▪ Nature and source of the Applicant Firm's capital ▪ Planned or anticipated future business lines ▪ Reason for seeking Exchange membership	
☐	If the Applicant Firm has any persons that are Approved Persons ("AP") please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE American on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf	
☐	Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with the Applicant Firm ▪ Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
☐	Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
☐	Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years from any Regulatory or Self Regulatory Organization (SRO) that oversees the Applicant Firm, as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐	Provide the following Financial Documentation: ▪ If NYSE Arca or NYSE American are not the Applicant Firm's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital, if applicable ▪ If NYSE Arca or NYSE American are not the Applicant Firm's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA. (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1.) ▪ Most recent 12 months of FOCUS Reports ▪ Copies of 15c3-1 computation as of the anticipated date of Exchange membership approval ▪ If NYSE Arca or NYSE American are not the applicant's DEA, provide copies of audited reports of the Applicant Firm for the most recent three years ▪ Pro-forma balance sheet for the next 6 months ▪ Pro-forma financials projecting profit and loss for the next 6 months	

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with the Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If applicable, provide the name of the service provider used by the Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by the Applicant Firm.	
☐	Provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
☐	If applicable, provide a copy of the Applicant Firm's Needs Analysis and Training Plan developed and implemented for compliance with the Continuing Education Firm Element requirements of NYSE Rule 345A(b).	
☐	Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) and, if not included in the provided WSPs, copies of the Applicant Firm's Business Continuity Plan and Anti-Money Laundering procedures. (Note: The Applicant Firm's procedures will need to include procedures addressing NYSE Rules 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Applicant Firm and its associated persons will abide by the Rules and Regulations of the NYSE and NYSE American.)	
☐	Identify all clearing corporations of which the Applicant Firm is a current member (e.g. DTC, NSCC, FICC, etc.).	
☐	If the Applicant Firm prepares research reports for external distribution, provide a description of the research facilities and a list of the key personnel, including the Supervisory Analyst(s), identifying Web CRD #s as well as their background and experience. (See NYSE Rules 344 & 472)	
☐	If applicable, pertaining to the Applicant Firm or any of its associated persons, provide a copy of the following (unless reported to Web CRD): ▪ Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision; ▪ Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled; ▪ Criminal action (other than minor traffic violation) that is pending, settled or adjudicated; ▪ Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct; ▪ Investment-related civil action for damages or injunction that is pending, adjudicated or settled; ▪ Investment-related customer complaint or arbitration required to be reported on Form U4.	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Sections 7 for further details) Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 6 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ______________________________

Address ______________________________

Telephone Number ______________________________

Email ______________________________

2. Accounting Firm

Contact Name: ______________________________

Address ______________________________

Telephone Number ______________________________

Email ______________________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ______________

☐ is of a continuing nature, providing for successive yearly audits.

Signature:	______________________	Signature:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________
	(Broker/Dealer)		(Accounting Firm)

SECTION 7 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 7A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date)
2. State filing certificate
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 7B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date).
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 7C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule 313.22
2. By-Laws, as per Rule 313(b).
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders.

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 7.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 <u>during the six month period prior to a termination of the agreement</u> the following language <u>must be included in the agreement:</u>

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

New York Stock Exchange LLC and NYSE American LLC
Regulated Only Membership Application

This application is to be completed by an existing NYSE and NYSE American Member Organization.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________

Firm CRD #: ______________________

Address: ______________________

Phone: ______________________

Email: ______________________

CONVERSION OF MEMBERSHIP TYPE

Number of Trading Licenses Relinquished: ______________________

Effective Date of Conversion: ______________________

AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is a Member Organization of both the New York Stock Exchange LLC and NYSE American LLC ("the Exchange"). We are relinquishing our Trading License(s) to access directly the trading facilities of the Exchange, but desire and intend to remain a Member Organization of the Exchange subject to the regulation thereof. As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

______________________ Authorized Signatory

______________________ Date

______________________ Print Name of Authorized Signatory

______________________ Title

______________________ Phone Number of Authorized Signatory

______________________ Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC and NYSE American LLC
Regulated Only Membership Application

This application is to be completed by a newly approved NYSE and NYSE American Member Organization.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________________

Firm CRD #: ______________________________

Address: ______________________________

Phone: ______________________________

Email: ______________________________

AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is applying to become a Member Organization of both the New York Stock Exchange LLC and NYSE American LLC ("the Exchange") subject to the regulation thereof on the date approved. As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

______________________________	______________________________
Authorized Signatory	Date
______________________________	______________________________
Print Name of Authorized Signatory	Title
______________________________	______________________________
Phone Number of Authorized Signatory	Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC ("NYSE") and NYSE American LLC ("NYSE American")
Securities Lending Representative Form

Must be completed by all applicants for approval as Securities Lending Representatives ("LE") and/or all direct supervisors of Securities Lending Representatives ("LS").

The LE and/or LS registrations should be requested on Web CRD for both NYSE and NYSE American (together "the Exchange").

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the applicable rules of the Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's rules and policy.

INDIVIDUAL ACKNOWLEDGEMENT

______________________ Member Organization Name	______________________ Firm CRD#
______________________ Name of Witness[1] (Please Print)	______________________ Name of Applicant (Please Print)
______________________ Signature of Witness	______________________ Signature of Applicant
______________________ Title	______________________ Applicant CRD#

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE Arca Options ☐ NYSE American ☐ NYSE Amex Options ☐ NYSE Equities	**MPID:**
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ______________________)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name**:	☐ Yes ☐ No ______________________

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Session Request Form
Pillar Native Gateway

Session Request Form -- Pillar Native Gateway

All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement.

For questions regarding this form, please contact Connectivity at (212) 896-2830 option 2.
Completed Session Request Forms should be returned to Connectivity at connectivity@nyse.com.

Contact Information

Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Acknowledgment of Certification

Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Firm Testing group: ☐

Session Detail (Please select only one market, session type, and protocol, per request form.)

Request Type:	☐ Create ☐ Modify ☐ Remove	
Market:	☐ NYSE Arca Equities ☐ New York Stock Exchange ☐ NYSE American ☐ NYSE Amex Options ☐ NYSE Arca Options	
Session Type:	☐ Member ☐ Service Bureau	# of Sessions:
Protocol:	☐ FIX Order Entry ☐ Binary Order Entry ☐ FIX Drop Copy ☐ Binary Drop Copy	
Sender Comp IDs (If modifying or removing.):		

Order Entry Settings

- *Leave blank and proceed to the next page if protocol is drop copy.*
- *Check only the settings that are changing if this is a modification.*

MPID(s):	
Cancel on Disconnect:	☐ None ☐ Cancel All ☐ Cancel All Except On Open/On Close
Priority Update Ack Subscription:	☐ Subscribe ☐ Do Not Subscribe
Default Self-Trade Prevention:	☐ None ☐ Cancel Newest ☐ Cancel Oldest ☐ Cancel Both ☐ Decrement
Symbol Eligibility:	☐ All Symbols ☐ Test Symbols Only
Max Order Qty (Exchange max applied, if blank.):	

Drop Copy Settings	
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*	
Filter By (Choose One):	☐ Sender Comp ID ☐ MPID (FIX Only) ☐ Clearing Firm (FIX Only)
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "MPID", list the MPIDs that should be reported.)*	
Message Preference:	☐ All activity (Exchange Side) ☐ Fills/Partial Fills Only

Source IP Permission
- *List any IPs, or IP ranges, that will be connecting to Pillar Native Gateway.*

By (Signature) ______________________

Name: ______________________

Title: ______________________

Company Name: ______________________ CRD # __________

Phone: ______________________

Email Address: ______________________

Date: ______________________

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ______________________ Fax: ______________________

Email: ______________________________

Web Address: ______________________________

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________

Please return completed form to Client Relationship Services at crs@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection

This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User is responsible for all of its and its End Users' costs and charges incurred in connecting to Pillar and for all transactions effected through the use of any password, encryption key or any other security methodology issued to User. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights

User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law

User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing

User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection

NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment

NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment

User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

Member Name(s):

____

User (Service Bureau)

__________________________ __________________________

Authorized Signature of User | Name

__________________________ __________________________

Title | Date

Please email completed Exhibit to crs@nyse.com.

NYSE American Options
Rule 930NY(b)

Conducting a Limited Public Customer Business – Broker-Dealer Checklist:

Name of Applicant Firm: ______________________________ Firm CRD #: ____________

Completed by/Firm Contact: ______________________________

Checklist for Broker-Dealer Applicants:

- ❑ List of all persons dealing with Customers; Must be Series 7 & 63 qualified.
- ❑ List of all Sales Supervisors & Branch Office Managers, they must be Series 4 or Series 9 (Options) qualified as applicable.
- ❑ Proof of Brokers Blanket Bond Coverage is required to cover loss, fraud and defalcations (Rule 330).
- ❑ Evidence that the firm has engaged the services of a PCAOB approved Auditor. Provide a copy of the audit agreement filed pursuant to SEC Rule 17a-5(f)(2).
- ❑ A copy of the executed Clearing agreements.
- ❑ A copy of executed Proprietary Account for Introducing Broker ("PAIB") agreements.
- ❑ Name of Financial & Operational Principal ("FINOP"), who has passed the Series 27.
- ❑ List of principals and supervisory employees and their designated areas of responsibility.
- ❑ Written Supervisory Procedures must include specific procedures for business conducted on the Exchange and name of individual(s) designated as responsible for supervision. Applicant must provide a copy of Written Supervisory Procedures pertaining to the firm's limited public customer business.
- ❑ Proof of error account or Letter of Guarantee for public floor brokerage business.
- ❑ Provide a copy of most recent FOCUS Report (For Applicant's where the Exchange is not the DEA).
- ❑ Provide a signed copy of the Limited Public Customer Business Attestation.

Please send all documentation to crs@nyse.com.

NYSE American Options

American Trading Permit Application

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the American Trading Permit ("ATP") Application (the "Application"), an applicant Broker-Dealer ("Applicant") must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the Financial Industry Regulatory Authority ("FINRA") Central Registration Depository ("Web CRD®").

Checklist

Applicant must complete and submit all applicable materials addressed in the Application Checklist (page 3) to crs@nyse.com.

Note: All application materials sent to NYSE American Options (the "Exchange") will be reviewed by NYSE's Client Relationship Services ("CRS") Department for completeness. The Applications are submitted to FINRA who performs the application approval recommendation. All Applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rules. If you have questions on completing the application, you may direct them to: CRS: Email: crs@nyse.com or Phone: 212.896.2830 option 5.

Application Process

Following submission of the Application and supporting documents to the Exchange, the Application will be reviewed for accuracy and regulatory or other disclosures.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, the Exchange will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to the Exchange for approval or disapproval without delay. The Exchange shall post the name of the Applicant in the NYSE American Options Weekly Bulletin.

- Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application.

- All individuals required to be registered with the Exchange, pursuant to the rules of the Exchange, shall file documentation with the Exchange in the manner prescribed in the Exchange's rules, including but not limited to Rule 341. The Exchange does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with the Exchange or be approved by the Exchange. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of the Exchange's rules. A disapproved applicant desiring to be heard must, within fifteen (15) calendar days of the date upon which the Exchange's decision was mailed to the applicant, file a petition in accordance with the provisions of the rules of the Exchange.

APPLICATION CHECKLIST - NON-Designated Exam Authority ("NON-DEA") APPLICANTS	
☐	American Trading Permit Application • Section 8 only if you are not self-clearing • Section 11 does not apply
☐	NYSE Master User Agreement
☐	Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD
☐	A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1]: • Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B • Designated Supervisors
☐ ☐ ☐	Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable Most Recent Balance Sheet and Capital Computation Six Month Profit/Loss Projection
☐	All examination reports and corresponding responses from the Applicant for the last two exam reports
☐	Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
☐	Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

APPLICATION CHECKLIST - DEA APPLICANTS	
☐	American Trading Permit Application • Section 8 only if you are not self-clearing
☐	NYSE Master User Agreement
☐	Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD
☐	A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1]: • Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B • Designated Supervisors • All Authorized Traders
☐	Financial Documentation • Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable • Most Recent Balance Sheet and Capital Computation • Six Month Profit/Loss Projection • Subordination Agreements, if applicable
☐	Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
☐	Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
☐	All examination reports and corresponding responses from the Applicant for the last two exam reports
☐	Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

[1] Approved Persons may request an exemption of the fingerprint requirement. [2]Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Applicant has reported net losses for the period reviewed, the Applicant's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS

For purposes of this Application, the following terms shall have the following meanings:

Allied Member – An individual who is i) a general partner of an ATP Holder who controls such firm, or ii) an individual who is a principal executive officer of an ATP Holder corporation or a person who controls such corporation, or iii) an employee of any other ATP Holder entity who controls such entity.

Applicant – the Broker-Dealer organization applying for an ATP or amending this form.

Approved Person – Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization.

Associated Person - a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an ATP Holder or any person directly or indirectly controlling, controlled by or under common control with an ATP Holder.

ATP – an ATP issued by the Exchange for effecting transactions on the Exchange's Trading Facilities. An ATP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Exchange

ATP Holder – a sole proprietorship, partnership, corporation, limited liability company or other organization, in good standing, that has been issued an ATP. An ATP Holder must be a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934. An ATP Holder shall agree to be bound by the rules of the Exchange, and by all applicable rules and regulations of the Securities and Exchange Commission.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her ATP Holder.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE American LLC. is a participant of this system.

Clearing Member – an ATP Holder which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC.

Control – the power, directly or indirectly, to direct the management or policies of a person, whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person is (1) a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) is entitled to receive 25% or more of the net profits; or (4) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital of the other person.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ATP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by the rules of the Exchange, respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

e-Specialist - an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rules 927.4NY-927.6NY. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

EXPLANATION OF TERMS (Continued)

Firm Proprietary and/or Agency Trading – an ATP Firm that engages in off-floor trading that is unrelated to the performance of that ATP Firm's registered market maker or floor broker functions.

Floor Broker ("FB") –a representative of an ATP Holder who is registered with the Exchange for the purpose, while on the Exchange Floor, of accepting and executing option orders received from ATP Holders.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

Market Maker – a "Market Maker" shall refer to an ATP Holder that acts as a Market Maker pursuant to Rule 920NY.

Market Maker Authorized Trader ("MMAT") – a "Market Maker Authorized Trader" or "MMAT" shall mean an authorized trader who performs market making activities pursuant to Rule 920NY on behalf of an ATP Holder registered as a Market Maker.

NYSE American LLC ("NYSE American", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE American Options. NYSE American is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE American is also a Self-Regulatory Organization.

NYSE American Options – "NYSE American Options" shall refer to those aspects of the Self-Regulatory Organization and the Trading Facilities business of NYSE American licensed to trade Options by the Exchange. The terms "NYSE American Options" shall have the same meaning as "Exchange" as that term is defined in Rule 900.2NY.

Primary Business – refers to greater than 50% of the ATP Holder's business.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange are deemed to be Market Maker transactions for purposes of Rule 920NY.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Specialist – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with Rule 920NY and who meets the qualification requirements of Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

SECTION - KEY PERSONNEL			
Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant) and who will want to receive communications pertaining to our options markets.			
Chief Executive Officer ("CEO")			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
Chief Financial Officer ("CFO")			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
Chief Compliance Officer ("CCO")			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
Chief Operations Officer ("COO")			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
Head of Options Clearing			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
Head of Options Trading			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ CRD No.: ______________ MPID: ______________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant: ______________________________

Business Address: ______________________________

City ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Website: ______________

Contact Name: ______________ Title: ______________

Phone: ______________ Email: ______________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH AMERICAN TRADING PERMIT (Check all that apply)

☐ Specialist/e-Specialist ☐ Remote Market Maker ☐ Floor Market Maker

☐ Floor Broker ☐ Clearing Services ☐ Order Sending

☐ Agency Trading ☐ Proprietary Trading ☐ Away Market Maker

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER-DEALER (Check all that apply)

☐ Specialist/e-Specialist ☐ Remote Market Maker ☐ Floor Market Maker

☐ Floor Broker ☐ Clearing Services ☐ Order Sending

☐ Agency Trading ☐ Proprietary Trading ☐ Away Market Maker

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NYSE Arca (ARCA) ☐ New York Stock Exchange (NYSE)

☐ Chicago Board Options Exchange (CBOE) ☐ Chicago Stock Exchange (CHX)

☐ International Securities Exchange (ISE) ☐ Boston Stock Exchange (BSE)

☐ Financial Industry Regulatory Authority, Inc. (FINRA) ☐ Nasdaq Stock Market (NQX)

☐ Philadelphia Stock Exchange (PHLX) ☐ BATS (BATS)

☐ Investors' Exchange LLC (IEX) ☐ MIAX Options Exchange (MIAX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE American LLC ☐ Other ______________

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant agrees to abide by the rules of the Exchange, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the Exchange.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to the Exchange, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant r authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant Broker-Dealer

______________________________ Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	________________________ Date
______________________________ Print Name	________________________ Title

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐ Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[1] and most recent Audited Financial Statements and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant 's capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

* If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE American is your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant? ☐ Yes (Explain below) ☐ No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below) ☐ No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

☐ Any NYSE American Options member or member organization or ATP Holder
☐ Any other national securities or commodities exchange or national securities association
☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.

____

____

☐ No, the Applicant does not owe money to any of the above referenced persons or entities.

[1] Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4A – ALLIED MEMBER/APPROVED PERSON APPLICATION FOR AN INDIVIDUAL

Allied Member– An individual who is a principal, officer or general partner who controls the applicant organization, and is required to be listed on the Form BD). On Web CRD, all Allied Members are required to file a Form U4, or amendment thereto, and a fingerprint card, if not currently registered.

Approved Person – Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization. On Web CRD, all Approved Persons are required to file a Form U4, or amendment thereto.

I hereby apply as an Allied Member/Approved Person at the NYSE American ("Exchange") in accordance with the rules of the Exchange, and if elected, hereby pledge myself to abide by its rules as they may from time to time be amended. In consideration of the approval of my application by the Exchange, I submit to the jurisdiction of the Exchange and I recognize and agree that the privilege of being an Allied Member/Approved Person at the Exchange, if granted to me, may be withdrawn by the Exchange at any time for cause and shall immediately terminate when I cease to be either a general partner, employee who controls a member organization, or non-employee who controls a member organization, Limited Liability Company manager or trustee (whichever is applicable) of the above member organization

I authorize and request any and all of my former employers and any other person to furnish to the Exchange and any agent acting on its behalf any information that they may have concerning my character, general reputation, personal characteristics, mode of living and credit worthiness. Moreover, I hereby release each such employer and each such other person from any and all liability of whatever nature by reason of furnishing such information to the Exchange, and any agent acting on its behalf.
I authorize the Exchange to make available to any employer or prospective employer, to any other exchange or securities organization, or to any federal, state or municipal agency, any information it may have concerning me, and I hereby release the Exchange from any and all liability of whatsoever nature by reason of furnishing such information.

I certify that the answers below are true and correct in all respects.

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ______________________ Title: ______________________ CRD #: ____________

Firm Name: ______________________ Phone: ______________________

Email: ______________________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ______________________ Title: ______________________ CRD #: ____________

Firm Name: ______________________ Phone: ______________________

Email: ______________________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ______________________ Title: ______________________ CRD #: ____________

Firm Name: ______________________ Phone: ______________________

Email: ______________________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

You may submit multiple copies of this form, if needed

SECTION 4B – APPROVED PERSON ORGANIZATION APPLICATION

Approved Person Organization:
Each organization which controls, is controlled by, or is under common control with, the applicant organization is required to become an approved person organization of the Exchange and be listed on its Form BD.

The Applicant agrees that (1) if any share of stock of the member organization which is not a freely transferable security should at any time be acquired, held or owned by a person not approved by the Exchange, except the estate of a deceased stockholder for such period as may be allowed by the Exchange, or (2) if any person required to be approved by the Exchange as an approved person fails or ceases to be so approved, or (3) if any approved person should violate his agreement with the Exchange, the member organization may be deprived by the Exchange of all the privileges of a member organization.

The Applicant agrees to comply with the rules of the Exchange relating to approved persons as shall from time to time be in effect. The Applicant agrees promptly to notify the Exchange, so long as it remains an approved person organization, of any acquisition or disposition by it of any security of such member organization.

The Applicant agrees that the approval of this application by the Exchange may be withdrawn if, in the opinion of the Exchange, the Applicant has:

1. violated any provision of any rules of the Exchange applicable to it as the same may be from time to time in effect;
2. violated any of its agreements with the Exchange;
3. made any misstatements to the Exchange; or
4. been guilty of (i) conduct inconsistent with just and equitable principles of trade, or (ii) acts detrimental to the interest or welfare of the Exchange.

The Applicant hereby certifies that the (corporation/ partnership/ limited liability company) is authorized to file this approved person organization application with the Exchange.

As long as the Applicant remains as an approved person organization of the member organization, the Applicant further agrees to notify that member organization of which it is an approved person organization of any changes in the information contained herein.

Affiliated Organization Name: ______________________________ CRD #: ____________

Parent Organization Name: ______________________________ CRD #: ____________

By: ______________________________ Date: ____________

Name: ______________________________

Title: ______________________________

Note: This statement must be signed by a duly authorized individual who is a principal of the parent company.

You may submit multiple copies of this form, if needed

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with Exchange rules. Pursuant to Exchange rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Exchange rules. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

AO – Market Maker of the Applicant (Series 57 prerequisite)
AF – Floor Brokers of the Applicant (Series 57 prerequisite)

For Applicants who wish to conduct market making or floor broker activities through the facilities of the Exchange, below, please list all Individuals who will conduct such activity on behalf of the Applicant.

REGISTERED TRADER INFORMATION

Name of Individual ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Specialist / e-Specialist
☐ Floor Market Maker (FMM)
☐ Market Maker Authorized Trader (MMAT)
☐ Remote Market Maker (RMM)
☐ Floor Broker (FB)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
☐ Individual has passed the required examination
☐ Individual has been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Name of Individual : ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Specialist / e-Specialist
☐ Floor Market Maker (FMM)
☐ Market Maker Authorized Trader (MMAT)
☐ Remote Market Maker (RMM)
☐ Floor Broker (FB)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
☐ Individual has passed the required examination
☐ Individual has been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ATP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ________________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant's Application for trading privileges, but that the Exchange will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by the Exchange depending on the results of such background check. I understand that Applicant will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicantto submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor ______________________________ Date: ______________________

Print Name: ______________________________ Title: ______________________

SECTION 7 - SUPERVISION

Each ATP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in the Exchange's rules. ATP applicants must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

☐ Applicant's WSPs are enclosed.

Name and Title of Person responsible for maintaining WSPs: ________________________________
(Please identify the person responsible for maintaining the Applicant's WSPs, whether or not they are enclosed.)

Exchange rules state:
(a) Adherence to Law – No ATP Holder or Associated Person of an ATP Holder may engage in conduct in violation of the federal securities laws, the rules of the Exchange. Every ATP Holder must supervise persons associated with the ATP Holder as to assure compliance therewith.
(b) Supervisory System – Each ATP Holder for whom NYSE American is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and Exchange rules. Final responsibility for proper supervision will rest with the ATP Holder. The ATP Holder's supervisory system must provide, at a minimum, for the following:
(1) The establishment and maintenance of written procedures as required by Exchange rules.
(2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the ATP Holder.
(3) The ATP Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.
(4) Each ATP Holder must designate and specifically identify to the Exchange one or more persons who will be responsible for such supervision.
(c) Written Procedures – Each ATP Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with the rules of the Exchange.

WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ATP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL ATP HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – CLEARING LETTER OF CONSENT

NOTICE OF CONSENT –To be completed by Clearing ATP Holder of Applicant Broker-Dealer.

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved ATP Holder of NYSE American Options.

The undersigned clearing agency ATP Holder ("Clearing ATP Holder") hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant with the clearing agency:

____
Applicant Broker-Dealer

____
Applicant CRD#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange rules and may be relied upon by the Exchange, the NSCC, the OCC, and their respective members. This notice of consent shall be subject to Exchange rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ATP Holder.

____
Clearing ATP Holder (Broker-Dealer Name)

____
Clearing ATP Holder (OCC Clearing #)

____
Clearing ATP Holder (NSCC Clearing #)

____
Signature of Authorized Officer, Partner or Managing Member of Clearing ATP Holder

____
Print Name / Title

____
Date

____
Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ATP Holder

____
Print Name / Title

____
Date

SECTION 9A– ITEMS TO BE INCLUDED IN A LLC OPERATING AGREEMENT

1. Statement of the nature of business of LLC
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in Exchange **rules** and (B) interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation.
6. Provision that true and complete books of account and records are kept and are available..
7. Arbitration provision.
8. Provision requiring advance notice of retirement of LLC member or of dissolution of firm.
9. Provision permitting continuance of business of LLC in the event of death of any member or only the member specified in the Operating Agreement; use and proceeds provisions, if applicable.
10. Provision permitting the interest of a deceased member to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable..
11. All other provisions required by applicable law governing partnerships.

SECTION 9B – ITEMS TO BE INCLUDED IN A LIMITED PARTNERSHIP AGREEMENT

1. Statement of the nature of business of partnership.
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in Exchange rules; and interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation
6. Provision that true and complete books of account and records are kept and are available.
7. Arbitration provision.
8. Provision requiring advance notice of retirement of partner or of dissolution of firm.
9. Provision permitting continuance of business of partnership in the event of death of sole member general partner; use and proceeds provisions, if applicable.
10. Provision permitting the interest of a deceased partner to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable.
11. All other provisions required by applicable law governing partnerships.

SECTION 9C – ITEMS TO BE PROVIDED BY CORPORATION

1. Copies of any and all agreements or other documents and amendments thereto relating to the business or affairs of the ATP Holder between an ATP Holderand any of its stockholders or between any of the employees or Approved Persons of an ATP Holder(other than agreements relating to ordinary securities and commodities transactions).
2. An executed copy of the Charter or Certificate of Incorporation, (an all Amendment thereto), certified by the Secretary of State.
3. An executed copy of the by-laws (and all Amendments thereto) certified by the Secretary of the corporation or other executive officer.
4. Certified list of all holders of record of each class of stock, giving name and address of the holder and the number of shares of each class of such stock held.
5. Copy of certificate(s) of each class of stock issued or authorized by the ATP Holder, in accordance with provisions as stated in Exchange rules

SECTION 10 – INDIVIDUAL REGISTRATION

Provide the information requested below for each of the requested individuals associated with the Applicant ATP Holder. Applicants subject to Exchange Act Rule 15c3-1are required to have a designated Series 27 licensed principal.

Additionally, any Floor Broker or Floor Clerk seeking to conduct a limited public business must have successfully passed the Series 7 examination, pursuant to Exchange Rule 930NY(b)(1)(A). Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to the Central Registration Depository ("Web CRD®") for review by the Exchange.

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: ______________________ CRD#: ______________________

Phone: ______________________ Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Phone: ______________________ Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Phone: ______________________ Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Phone: ______________________ Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Phone: ______________________ Email: ______________________

☐ Additional Authorized Traders are submitted in a separate copy of this section attached hereto.

NYSE AMERICAN LLC

DEA Application Requirements

SECTION 11 – DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Exchange along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ______________________________

SEC #. ____________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in Exchange rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of Exchange rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of Exchange rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of Exchange rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to the Exchange), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of Exchange rules.

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing ATP Holder	Date
______________________________	______________________________
Print Name	Title

ATP Request Form

This form should be used to request an American Trading Permit ("ATP") and to assign that ATP to a designated individual of an ATP Firm. This form designates the below individual as an ATP Holder on behalf of that firm, and must be executed prior to the commencement of trading by that individual. This form must be approved by NYSE American Options ("the Exchange"). A separate form must be executed for each ATP Holder.

Please issue ______________________________ **("ATP Firm")**
(name of ATP Firm)

______________________________**ATP(s), effective** ____________________ **(open of business).**
(number of ATPs being requested) ***(effective date)***

(This)/(these) ATP(s) will be held in the name of

______________________________ **("ATP Holder"), hereby established as an ATP Holder, until further notice.**
(name)

☐ (This is a) / (these are) new or additional ATP(s) of the ATP Firm

☐ (This is an) / (these are) existing ATP(s) of the ATP Firm; this form is being executed to assign said ATP(s) to the above referenced ATP Holder.

Type of Business activity to be conducted with this/these ATP(s):

☐ Specialist/e-Specialist ☐ Remote Market Maker (RMM) ☐ Floor Market Maker (FMM)

☐ Clearing Services ☐ Order Sending

☐ Floor Broker (FB) - If Floor Broker (FB) is checked, do you require a LiquidPoint Login? ☐ Yes ☐ No

The ATP Firm acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on the Exchange, all obligations owed to the Exchange or any subsidiary of NYSE American LLC, the payment of all Exchange fees and charges, and all obligations accruing in the course of the ATP Firm's and the ATP Holder's business on the Exchange.

The ATP issued pursuant to the Exchange's acceptance of this form will be associated with the ATP Firm until terminated pursuant to the termination provisions delineated in the rules of the Exchange.

Signature of ATP Holder: ______________________________

Telephone Number of ATP Holder: ____________________ ***Email Address:*** ____________________

Authorized Signature for ATP Firm: ______________________________

Print Name of Authorized Signatory: ______________________________

Telephone Number of Authorized Signatory: ____________________ ***Email Address:*** ____________________

Date: ____________________

Clearing member authorization for electronic collection of NYSE American Options invoices for this ATP:

Name of Clearing Firm ______________________________

OCC Account Number______________________________

NYSE American Options Connectivity Application & Questionnaire (CQ)

Instructions and Information

American Trading Permit ("ATP") Holders must complete and NYSE American Options ("the Exchange") must approve of this questionnaire prior to establishing connectivity to the Exchange. If the information below is no longer accurate, the ATP Holder must notify the Exchange. All connections are subject to applicable Federal securities laws and Exchange rules, including the NYSE Master User Agreement.

1. Process for adding Connectivity:

- Connectivity Application ("CQ") is sent to Client Relationship Services ("CRS") at **CRS@nyse.com**.
- When the CQ is approved, CRS permissions the new connection for trading for the next business day and notifies the ATP Holder.
- If a connection is terminated by the ATP Holder, the ATP Holder must notify **CRS@nyse.com** within one business day.

2. The below diagrams illustrate the possible connectivity configurations:



ATP Holder order flow sent either through direct connection or service bureau
TP Holder
SB / OMS
Exchange
Pass-thru access (i.e., agency trading)
XYZ Firm
TP Holder
Exchange
Service Bureau / Order Management System / 3rd party access
XYZ Firm
TP Holder
SB / OMS
Exchange
Direct Sponsored Access where XYZ Firm utilizes the ATP Holder's TP ID for direct access to the Exchange
Sponsored Participant Agreement is required
No longer applicable due to SEC Rule 15c3-5
XYZ Firm
TP Holder
Exchange

NYSE American Options Connectivity Application & Questionnaire

3. ATP Holder and Contact Information

ATP Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Connectivity Questions

Name of the Connection(s): **This row is completed by CRS only**	**ATP ID** **Connection(s)**
Identify the purpose of this new connection. **Note: If a new Session or Drop Copies are required for this connection, please complete and submit the Session Request form to Connectivity@nyse.com: https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf**	☐ Routing orders to NYSE American Options ☐ Clearing functions ☐ Billing functions ☐ Phone Orders to Options Floor Brokers ☐ New technology provider ☐ Other (explain):______________________
Is this connection for orders routed by the ATP Holder, or an affiliate or customer of the ATP?	☐ Orders routed by the ATP Holder ☐ Orders routed by an affiliate of the ATP Holder ☐ Orders routed by a customer of the ATP Holder
If the connection is for routing orders, please identify the end user(s) of the new connection.	☐ Prop Trading Desk ☐ Individual Trader ☐ Algorithm/Black Box ☐ Market Maker ☐ Retail Customers ☐ Hedge Fund ☐ Institutional Customers ☐ Agency ☐ Other (explain):______________________
If the connection is for a non-U.S. entity, please provide the country of domicile.	Country of Domicile:
If the ATP Holder is using a Service Bureau (SB) or Order Management System (OMS) for this new connection, please provide the name of the technology provider.	SB/OMS Name: Authorized for:______________________ (Provide a separate list if more space is required)
If connectivity is for pass-thru or 3rd party access, does the ATP Holder relinquish any monies accrued from the Payment for Order Flow ("PFOF") Program from orders executed through this connection?	☐ YES Please provide the legal name of the entity participating in the PFOF program and to which payments should be directed: ______________________ ☐ NO

By signing this Connectivity Application:

- **The ATP Holder represents that it has established effective regulatory policies and procedures and pre-trade risk management systems pursuant to Exchange rules, including but not limited to Rule 922 and 902.1NY, as applicable, to review for violations of Exchange and federal rules over the order flow that is sent through this connection.**
- **The ATP Holder confirms having established effective regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The ATP Holder attests that the Firm will not provide any direct or sponsored access to the Exchange platforms to any third party through this connection.**
- **The ATP Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in the Connectivity Questionnaire**

ADDITIONALLY, UNLESS OTHERWISE AGREED IN WRITING BY THE EXCHANGE AND USER, THE EXCHANGE MAY, WITHOUT INCURRING ANY LIABILITY TO USER, SUSPEND THE CONNECTION AND ANY OR ALL SERVICES AT ANY TIME, WITHOUT NOTICE AND WITHOUT CAUSE.

Name and Title (Printed)	
Name (Signature)	

Please return to CRS via email at CRS@nyse.com.

NYSE American Options

Floor Broker Letter of Authorization Revocation

To: NYSE American Options Client Relationship Services Department ("CRS")

From: ____
American Trading Permit ("ATP") Holder Clearing Firm

Effective Date: ________________________________(Close of Business)

Please be informed that the Letter of Authorization issued for the following Floor Broker has been revoked effective on the above date*.

____
ATP Firm Name

____
Floor Broker Name

____
Authorized Signature – ATP Holder Clearing Firm Member

____
Printed Name Title

**A Letter of Authorization shall remain in effect until this form has been received by the Exchange. If not received at least one hour prior to the opening of trading on a particular business day, this revocation shall not become effective until the close of trading on such day. A revocation shall not relieve ATP Clearing Firm of responsibility for transactions guaranteed prior to the effective time of such revocation.*

Revised July 2017

NYSE American Options

TERMINATION OF FLOOR BROKER

Date: ____________________

To: NYSE American Options Client Relationship Services Department ("CRS")

From: ____
American Trading Permit ("ATP") Firm

Re: ____
Floor Broker Name Acronym(s)

Date of termination (Close of Business):____________________________

☐ Temporary Termination

Date of Return: ____________________________

☐ Permanent Termination

Authorized Signature of ATP Firm ____________________________

Checklist for terminating an ATP Floor Broker

1. ATP holders must notify the Exchange in advance of the proposed termination date.
2. Temporary terminations cannot exceed 180 days.
3. ATP holders must return floor badges and handhelds to floor staff.
4. In conjunction with a permanent termination, a Form U-5 for the "AF" registration category should be submitted on WebCRD® promptly but no later than 30 calendar days after the date of termination.
5. Individuals who wish to remain registered in the Interim Member Floor Broker Program should not submit this form or the Form U-5. **For more information about the Interim Member Floor Broker Program, please contact CRS via email at crs@nyse.com.*

NYSE American Options
Limited Public Customer Business Attestation

The undersigned American Trading Permit ("ATP") Holder/ATP Firm, conducting a Limited Public Business in Options pursuant to Exchange rule 930NY(b), agrees to perform the following as a condition of their approval

- ATP Holder or ATP Firm will be required to file Monthly FOCUS Reports.
- ATP Holder or ATP Firm will be subject to SEC Rule 15c3-3 (Customer Protection Rule) if exemption is not satisfied.
- ATP Holder or ATP Firm must have an annual audit by an independent public accounting firm. These reports are required to be submitted to the SEC pursuant to SEA Rule 17a-5(f)(2). Copies are also required to be submitted to the FINRA Regulatory Coordinator on behalf of NYSE American Options ("the Exchange").
- ATP Holder or ATP Firm must maintain P&S blotters, Order Tickets, Account Documentation.
- Amend Form BD with the Central Registration Depository ("WebCRD®"), as necessary.
- Meet all Continuing Education requirements associated with any required licensing.
- Anti-Money Laundering Compliance Program must be updated to adequately address the public business conducted (including a Customer Identification Program).
- File an Annual Written Compliance Report by April 1 each year.

ATP Holder: ______________________________ CRD#:______________________

Authorized Signature: ________________________ Date:______________________

Please send the signed attestation form as well as any supporting documentation to crs@nyse.com.

NYSE American Options ("The Exchange")

MARKET MAKER LETTER OF GUARANTEE

Dear Market Maker:

You have represented to the undersigned NYSE American Trading Permit ("ATP") Clearing Firm, a member of the Options Clearing Corporation ("OCC"), that you are a registered market maker pursuant to Exchange Rule 921NY. You have requested the undersigned ATP Clearing Firm to issue a Letter of Guarantee for you in order to enable you to meet the requirements of Exchange Rule 924NY.

In response to your request, the undersigned ATP Clearing Firm hereby agrees to accept full financial responsibility:

- ☐ For all Exchange options transactions [as defined in Exchange Rule 900.2NY(23)] made by you*
- ☐ For all Flex Options transactions [as defined in Exchange 924NY (d)] made by you*

**Check all that apply.*

This letter shall be deemed to be a Letter of Guarantee pursuant to Exchange Rule 924NY and may be relied upon by the Exchange, the OCC and their respective members. This Letter of Guarantee shall be subject to the Exchange Rules as amended from time to time, and shall remain in effect until revoked.

Accepted and agreed to this _________ day of ____________________, 20 ____________.

ATP Clearing Firm Name	ATP Firm Name
ATP Clearing Firm Representative (Please Print)	Market Maker (Please Print)
Authorized Signature of ATP Clearing Firm	Authorized Signature of Market Maker

---

ATP Clearing Firm authorization for electronic collection of Exchange invoices for the above symbol:

Name on OCC Account ____

OCC Account Number_________________

Updated July 2017

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

July 2017

EXHIBIT H

The attached set of documents comprise the NYSE AMERICAN LLC's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. This information is also publicly available on the Exchange's website at www.nyse.com:

1. Listing Application Checklist
2. NYSE American Listing Agreement
3. NYSE American Original Listing Application
4. Underwriter's Letter
5. Annual CFO Certification
6. Domestic Company Annual Affirmation
7. Domestic Company Interim Corporate Governance Affirmation
8. Foreign Private Issuer Corporate Governance Affirmation
9. Foreign Private Issuer Interim Corporate Governance Affirmation
10. Open and Closed End Management Investment Company Corporate Governance Affirmation
11. Open and Closed End Management Investment Company Interim Affirmation
12. Special Entity Corporate Governance Affirmation
13. Special Entity Interim Corporate Governance Affirmation
14. Additional Listing Application



NYSE AMERICAN™

CHECKLIST FOR ORIGINAL LISTING APPLICATION

Company Name: __________

GENERAL

_____ Listing Application

_____ Listing Agreement

_____ Officers and Directors Worksheet

_____ Corporate Governance Certification Form

_____ Underwriter's Letter (for Initial Public Offerings)

_____ SEC Form ____ (8-A, 10, 40-F, 20-F)

_____ Other: ________


NYSE AMERICAN™

NYSE AMERICAN LISTING AGREEMENT

_____(the "Company"), in consideration of the listing of its securities, hereby agrees, with the NYSE American LLC (the "Exchange") that:

(1) The Company certifies that it will comply with all Exchange rules, policies, and procedures that apply to listed companies as they are now in effect and as they may be amended from time to time, regardless of whether the Company's organization documents would allow for a different result.

(2) The Company shall notify the Exchange at least 20 days in advance of any change in the form or nature of any listed security or in the rights, benefits, and privileges of the holders of such security.

(3) The Company understands that the Exchange may remove its securities from listing on the Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1 and 2 of this agreement.

(4) In order to publicize the Company's listing on the Exchange, the Company authorizes the Exchange to use the Company's corporate logos, Web site address (URL):___, trade names, and trade/service marks in order to convey quotation information, transactional reporting information, and other information regarding the Company in connection with the Exchange. In order to ensure the accuracy of the information, the Company agrees to provide the Exchange with the Company's current corporate logos, Web site address, trade names, and trade/service marks and with any subsequent changes to those logos, trade names and marks. Questions regarding logo usage should be directed to:____ at (___) ____ - _____.

The Company indemnifies the Exchange and holds it harmless from any third-party rights and/or claims arising out of use by the Exchange or any affiliate ("Corporations") of the Company's corporate logos, Web site address, trade names, trade/service marks, and/or the trading symbol used by the Company.

(5) The Company warrants and represents that the trading symbol to be used by the Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. The Company's trading symbol is provided to the Company for the limited purpose of identifying the Company's security in authorized quotation and trading systems. The Exchange reserves the right to change the Company's trading symbol at the Exchange's discretion at any time.

Exchange Warranties; Disclaimers of Warranties. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

LIMITATION OF CORPORATIONS' LIABILITY:

(1) In no event will the Corporations be liable for trading losses, losses of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Corporations have been advised of the possibility of such damages.

(2) If the Corporations are held liable, the liability of the Corporations is limited:

  (a) for goods and services for which the Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

  (b) in all other instances, to the amount of the annual listing fee paid by the Company during the twelve months preceding the accrual of the claim.

(3) For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

(4) This subsection shall not relieve the Corporations from liability for damages that result from their own gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

(5) The Corporations shall not be liable for any third parties' goods or services.

(6) The Company agrees that these terms reflect a reasonable allocation of risk and limitation of liability.

By: ______________________________
SIGNATURE

Dated: ______________ ______________________________
PLEASE PRINT NAME AND TITLE

Accepted at New York, New York, NYSE American LLC

By: ______________________________
SIGNATURE

Dated: ______________ ______________________________
PLEASE PRINT NAME AND TITLE



ORIGINAL LISTING APPLICATION
No: ____________________
Date: ____________________

Approved On: ____________________

FOREIGN CORPORATION
London, England

FOREIGN CORPORATION (the "Company") hereby makes application to the NYSE American LLC for the listing of:

65,000,000	American Depositary Receipts ("ADRs") representing 65,000,000 outstanding shares of Ordinary Stock, par value £1, which includes (a) 2,000,000 issued and outstanding ADRs, and (b) 63,000,000 ADRs issuable upon deposit with the Depositary of a like number of remaining outstanding shares of Ordinary Stock; and for authority to add to the list, upon official notice of issuance; plus
1,040,000	additional ADRs representing 1,040,000 additional shares of Ordinary Stock issuable upon conversion of the Company's 10% Convertible Debentures due 2001, making a total of:
66,040,000	ADRs representing 66,040,000 shares of Ordinary Stock, the listing of which is herein applied for (of a total authorized of 100,000,000 shares).

Each American Depositary Receipt represents one share of Ordinary Stock deposited under a Deposit Agreement______ between Foreign Corporation and XYZ Trust Company, as Depositary, and is sponsored by the Company.

ATTACHMENTS
(Deposit Agreement, Proxy Statement and most recent Annual and Semi-Annual Reports filed with the Securities and Exchange Commission.) There have been no material developments affecting the Company since the date of the latest SEC filing noted above.

CERTIFICATE
Pursuant to authority granted by a duly adopted resolution of the Board of Directors on ___________, Foreign Corporation hereby applies for listing on the NYSE American and the undersigned hereby certifies that the statements and the representations made in this application, and in the papers and exhibits submitted thereof, are, to the best of such person's knowledge and belief, true and correct.

LISTING OF SECURITIES UNDERLYING AMERICAN DEPOSITARY SHARES
The listing of 66,040,000 shares of Foreign Corporation's Ordinary Stock, par value £1 per share, is intended solely for the purpose of effecting registration under the Securities Exchange Act of 1934 and will not give rise to the direct trading of such shares.

FOREIGN CORPORATION

By: ____________________________
DULY AUTHORIZED OFFICER

____
PLEASE PRINT NAME AND TITLE


NYSE AMERICAN™

ORIGINAL LISTING APPLICATION Approved On:______________________
No: ____________________________
Date: ____________________________

ANY CORPORATION
5620 Main Street
Anytown, New York 10621
Telephone (212) 555-5000

ANY CORPORATION (the "Company") hereby makes application to the NYSE American LLC for the listing of:

6,000,000	issued and outstanding shares of its common stock, par value $1.00 per share (including 10,000 shares held in the treasury), and for authority to add to the list, upon official notice of issuance:
800,000	additional shares of its common stock upon exercise of stock options granted or to be granted by the Company pursuant to its ______ Employee Stock Option Plan; plus
1,000,000	additional shares of its common stock upon exercise of warrants (expiring 4/15/____); plus
20,000	additional shares of its common stock upon conversion of the Company's outstanding Series A Preferred Stock; making a total of:
7,820,000	shares of said common stock, the listing of which is herein applied for (of a total authorized issue of 10,000,000 shares).

Other than the unissued reserved shares of common stock herein applied for, there are no authorized but unissued shares of common stock reserved for issuance for any specific purpose.

ATTACHMENTS

The following Company documents are incorporated by reference into this Listing Application:

1) Annual Report on SEC Form 10-K for the fiscal year ended June 30, ______;
2) Annual Report to Shareholders for the fiscal year ended June 30, ______;
3) Quarterly Reports on SEC Form 10-Q for the quarters ended September 30, ______, and December 31, ______;
4) Proxy statement dated October 15, ______;
5) SEC Form 8K dated January 10, ______.

There have been no material developments affecting the Company since the date of the latest SEC filing noted above.

The undersigned hereby certifies that the statements made herein and the papers and exhibits submitted in support hereof are, to the best of such person's knowledge and belief, true and correct.

IPO CORPORATION

By: ________________________________
DULY AUTHORIZED OFFICER

____
PLEASE PRINT NAME AND TITLE



NYSE AMERICAN™

ORIGINAL LISTING APPLICATION
No: ____________________________
Date: ____________________________

Approved On: ______________________

ANY CORPORATION
5620 Main Street
Anytown, New York 10621
Telephone (212) 555-5000

ANY CORPORATION (the "Company") hereby makes application to the NYSE American LLC for the listing of:

$50,000,000 principal amount 10% Convertible Subordinated Debentures due January 1, 2014 (the"Debentures") as described in the attached prospectus

AND

1,000,000 additional shares of its common stock, par value 5¢per share, upon official notice of issuance and conversion of the Debentures

Making a total of 9,000,000 shares of said Common Stock, the listing of which is herein and has heretofore been applied for (of a total authorized issue of 10,000,000 shares).

Other than the unissued reserved shares of common stock herein applied for, there are no authorized but unissued shares of common stock reserved for issuance for any specific purpose.

PROSPECTUS

Attached hereto and incorporated herein by reference is a copy of the Company's Prospectus dated __________ (the "Prospectus") used in connection with the sale of the Debentures. An index appears on page ____ thereof. Reference is made to pages ____ through ____ of the Prospectus for a summary of certain provisions contained in the Indenture and the Debentures. All of the Debentures have been sold and the net proceeds of $__________ million are being applied as set forth on page ____ of the Prospectus.

There have been no material developments affecting the Company since the date of the Prospectus.

The undersigned hereby certifies that the statements made herein and the papers and exhibits submitted in support hereof are, to the best of such person's knowledge and belief, true and correct.

ANY CORPORATION

By: ______________________________
DULY AUTHORIZED OFFICER

____
PLEASE PRINT NAME AND TITLE



NYSE AMERICAN™

ORIGINAL LISTING APPLICATION
No: ______________________
Date: ______________________

*Amended on: ____________________
Approved on: ____________________

IPO CORPORATION
5620 Main Street
Anytown, New York 10621
Telephone (212) 555-5000

IPO CORPORATION (the "Company") hereby makes application to the NYSE American LLC for the listing of:

10,000	issued and outstanding shares of its common stock, par value $1.00 per share, and for authority to add to the list, upon official notice of issuance
1,150,000	additional shares of its common stock to be issued pursuant to the Company's initial public offering (including the Underwriter's over-allotment option of 150,000 shares); plus
1,000,000	additional shares of its common stock upon exercise of warrants (expiring 4/15/____); plus
40,000	additional shares of its common stock upon conversion of the Company's outstanding Series A Preferred Stock; making a total of:
2,200,000	shares of said common stock, the listing of which is herein applied for (of a total authorized issue of 10,000,000 shares).

Other than the unissued reserved shares of common stock herein applied for, there are no authorized but unissued shares of common stock reserved for issuance for any specific purpose.

PROSPECTUS

Attached hereto and incorporated herein by reference is a copy of the Company's Prospectus dated __________(the "Prospectus") used in connection with the sale of the common stock. An index appears on page ____ thereof. All of the common stock has been sold and the net proceeds of $__________ million are being applied as set forth on page ____ of the Prospectus. There have been no material developments affecting the Company since the date of the Prospectus. The undersigned hereby certifies that the statements made herein and the papers and exhibits submitted in support hereof are, to the best of such person's knowledge and belief, true and correct.

The undersigned hereby certifies that the statements made herein and the papers and exhibits submitted in support hereof are, to the best of such person's knowledge and belief, true and correct.

ANY CORPORATION

By: ______________________________
DULY AUTHORIZED OFFICER

____
PLEASE PRINT NAME AND TITLE

*Amended to reflect completion of the offering.



NYSE AMERICAN™

SAMPLE UNDERWRITER'S LETTER

(To be provided on underwriter's letterhead)

DATE

Mr./Ms.____________________
NYSE American LLC
11 Wall Street, 10th Floor
New York, NY 10005

Re: ___(Company Name)____

Dear Mr./Ms. :

We are acting as representatives of the underwriters in connection with ______________ (the "Company") initial public offering of (number and issue). We are currently organizing a syndicate to include approximately_________ securities firms to underwrite and distribute the issue.

We understand that the listing criteria of the NYSE American LLC (the "Exchange") with respect to a public offering in excess of five hundred thousand (issue) requires a minimum of 800 public holders, or an offering in excess of one million (issue) requires a minimum of 400 public holders.

We can assure the Exchange that the distribution of the Company's (issue) in its initial public offering will satisfy or exceed the distribution requirements described above for listing on the Exchange. We will achieve these criteria by using our own retail sales offices, our institutional department, and the underwriting syndicate currently being organized.

We further agree that we will provide written notice (including a list of purchasers) to the Exchange, within five (5) days of the commencement of trading in the Company's securities, that this requirement has been satisfied.

Very truly yours,

By: ____
SIGNATURE

____
PLEASE PRINT NAME AND TITLE



Form last updated July 21, 2017

ADDITIONAL LISTING APPLICATION

Section I Company and Issue Description

Company Name

Address

City, State, Zip Code

Company Contact - Name and Title

Telephone # E-mail

Listed Security Trading Symbol

Total shares issued and outstanding as of

Shares held in treasury as of

Section II Transaction Details

The Company hereby makes application to the NYSE American for the additional listing of the following shares:

Shares[1]	Purpose[2]	Date of Board Authorization	Date of Shareholder Authorization (if applicable)	Anticipated Date of Issuance

0 Total Shares

[1] For a forward stock split or stock dividend, make application for the difference between the shares issued and outstanding (i) prior to the split/dividend and (ii) after the split/dividend. (Note: any shares listed in Line 2 of the Reconciliation Sheet will automatically be affected by the factor of the split/dividend.) For listing of any ad hoc shares in connection with a dividend payment on a preferred stock (or notes), those shares should be listed in the Shares column. For any substitution listing (e.g., **reverse split, reincorporation or reorganization) the shares should be listed as "N/A".**

[2] For example, acquisition, private placement, stock option plan, stock split, inducement grant, etc.

Section III Insider Participation and Future Potential Issuances

☐ Yes ☐ No Does any Director, Officer or principal shareholder of the Company have a direct or indirect interest in the transactions?

☐ Yes ☐ No Does the transaction potentially require the Company to issue any shares in the future above the amount currently applied for? (For example for an earn-out, price protection, or reset provision.)

** If yes provide complete details in the space below of such insider interest along with Audit Committee minutes (if applicable) and/or of such future potential issuance(s).* Attach a rider if additional space is needed.



Section IV Information for a Technical Original Listing[3]

Check all applicable categories **Effective Date**

☐ Reverse Stock Split Ratio of ______ -for- ______ ______

☐ Change in state of incorporation from ______ to ______ ______

☐ Other (please describe briefly):



Does the transaction require the turn-in of listed securities or stock certificates? ☐ Yes ☐ No

Complete the Reconciliation Sheet for any Technical Original Listing (See Appendix A).

[3] Technical Original Listing is a change in the company's status technical in nature and the shareholders of the original company receive or retain a share-for-share interest in the new company without any change in their equity position or rights.

Section V Information for a Forward Stock Split or Stock Dividend

Forward Stock Split Ratio: -for-

Or

Stock Dividend per Share: %

Record Date: Payment Date:

Complete the Reconciliation Sheet for any forward or reverse stock split or stock dividend (See Appendix A).

Section VI Attachments and Signature

The following Company documents are incorporated by reference into this Additional Listing Application. If any such documents are filed via EDGAR, then indicate under what cover they are filed, the filing date and the exhibit number:

a)
b)
c)
d)
e)
f)
g)
h)
i)
j)
k)

The Company hereby applies for the listing of the above mentioned additional shares and the undersigned hereby certifies that the statements made herein, and the papers and exhibits submitted in support hereof are, to the best of such person's knowledge and belief, true and correct.

Name:

Title:

Date submitted:

Signature: /s/

Appendix A Reconciliation Sheet for Technical Original Listing

Complete the following table with listed and unlisted share amounts. Use estimates where needed to account for option exercises, etc. between the record date and the effectiveness of the split, dividend or substitution.

1. Shares issued and outstanding *after* the technical original event:

Listed Reserves previously approved by NYSE American

Include shares underlying stock option plans, warrants, or other convertible instruments that have been previously approved by the NYSE American. Derivatives previously exercised (or partially exercised) should be netted out since they are included in line 1.

Purpose	Amount Before Technical Original	Amount After Technical Original

2. Total Listed Reserves after Technical Original:

3. Add lines 1 and line 2 together:

Unlisted Reserves not yet approved by NYSE American:

If the Company has not yet listed securities reserved for future issuance (e.g., shares underlying newly created stock option plans, warrants or other convertible instruments), please complete the following table.

Purpose	Amount Before	Amount After

4. Total Unlisted Reserves after Technical Original:

5. Total authorized for issuance by the Company (add lines 3 and 4):

Appendix B Filing Instructions (See also Part 3 of NYSE American LLC Company Guide)

The NYSE American LLC Company Guide can be accessed at http://wallstreet.cch.com/American/CompanyGuide/.

The Application for Listing of Additional Shares can be located at
https://www.nyse.com/publicdocs/nyse/listing/NYSE_American_Additional_Listing_Application.pdf/.

Where to file:

NYSE Regulation
Issuer Regulation
11 Wall Street, 22rd Floor
New York, NY 10005

Or

Submit via email directly to the assigned corporate compliance analyst. Please call (212) 656-5846 if the assigned corporate compliance analyst is not known.

When to file:

Applications should be filed at least one to two weeks in advance of the date by which the Company wishes to issue additional NYSE American-listed securities.

In the case of a proposed charter amendment under which a previously listed security is to be changed into a new security ("Technical Original Listing"), the time schedule should be so arranged that the substitution of the new security for the old security may be effected without any interruption in trading.

When it is essential that the securities be fully qualified for admission to trading by a certain date, the Exchange should be consulted at the earliest possible moment in order that a satisfactory time schedule may be arranged. This is particularly important in the case of rights offerings or exchange offerings.

Listing Fees (Section 142 of NYSE American LLC Company Guide):

Upon receipt of the listing application in relation to any application for the listing of additional securities, the Exchange will send the listed company an invoice for the applicable listing fees (see Section 142 for computation of amount). The listed company is required to promptly submit the applicable fee in the manner specified by the Exchange's invoice.

What supporting documentation to include with the application (by transaction type):

Private Placement

- Cover letter briefly describing the salient terms of the transaction, including total consideration given and received by the Company, any conversion features, potential future issuances (e.g., price protections or resets, etc.), participation by insiders, comparison of per share selling price to current market and book values, and the use of proceeds
- **Complete list of investors' legal names with their respective purchase amounts**
- Applicable transaction documents:
  - private placement memorandum
  - stock purchase or subscription agreement
  - form of warrant or warrant agreement/placement agent warrant
  - form of debenture or note
  - certificate of designation
  - placement memorandum
  - registration rights agreements

- audit committee minutes (for related party transactions)[4]
- inspector of election results (if transaction submitted to a vote)

- List of shareholders participating in the transaction

<u>Merger or Acquisition</u>

- Cover letter briefly describing the salient terms of the transaction, including a description of the assets acquired, the value of such assets and the total consideration paid, including any potential future issuances (e.g., earn-outs), and a complete description of any direct or indirect interest by Officers, Directors, Employees and/or principal shareholders of the Company in the company or assets to be acquired, or in the consideration to be paid
- Merger agreement or asset purchase agreement
- Financial statements of the target. If the securities to be listed are in connection with the acquisition of **substantially all, or of a controlling interest in, a target's assets, include:**
  - most recent audited financial statements; in cases where independently audited financial statements are not available, a manually signed statement certified by the chief accounting officer of the target must be submitted
  - latest interim or quarterly statements of the target
- Audit Committee minutes (for related party transactions)
- Inspector of election results (if transaction submitted to a vote)

<u>Public Offering, Shelf Offering, or ATM offering/Equity Distribution</u>

- Cover letter briefly describing the transaction, including anticipated date of pricing, the first date the new shares are eligible to be traded and the effective date of registration statement.
- Preliminary prospectus
- Underwriting agreement
- List of shareholders taking down 10% or more of the offering or becoming a 5% shareholder as a result of the offering
- For ATM offering/equity distribution: Confirmation Letter (See sample in Appendix D)

<u>Stock Option or Compensatory/Remuneration Plan</u>

- Proxy statement and Inspector of election results
- Copy of the plan

<u>Employment Inducement Grant</u>

- **Cover letter identifying the new hire by full legal name (including middle name), title, the new hire's** employment history (covering a minimum of the last five years) and approximate start date. The Company should also make representation that the grant is an inducement material to the new hire entering into employment with the Company
- Employment agreement
- Press release announcing the material terms of the grant, including the recipient of the grant and the number of shares involved
- Independent Compensation Committee resolutions approving the grant. In lieu of a compensation committee meeting a Company may rely on a majority of its independent directors, meeting as a stand-alone body, to approve the inducement grant
- Copy option agreement or warrant agreement (if applicable)

<u>Professional Service Fee or Consulting Arrangement</u>

- Cover letter identifying the entity or individual performing the service, what specific services will be performed, the duration of the contract and whether or not the shares being issued are eligible to be registered on a Form S-8 with the SEC (if the shares are not eligible to be registered on a S-8, indicate so).

---

[4] Sales of stock (or securities convertible into common stock) should not be sold at a discount to officers or directors unless shareholder approval is obtained first.

If an entity is signing the agreement on behalf of the consultant, please identify the control person(s) by full legal name (including middle name)

- Consulting agreement and copy of warrant/option agreement (if applicable)
- Inspector of election results (if stockholder approval is required under Section 711).

Litigation Settlement

- Cover letter identifying the recipient of the shares, the dispute or lawsuit being settled and the amount of consideration being paid
- Settlement Agreement
- Copy of warrant agreement or option agreement (if applicable)

Employee Stock Purchase Plan/401K Plan/DRIP

- Cover letter briefly describing the plan
- Copy of the plan
- Inspector of election results (where applicable)

Rights Offering (application for "poison pills" not required unless being triggered)

- Cover letter briefly describing the offering
- Prospectus

Forward Stock Split or Stock Dividend

- Cover letter
- Reconciliation Sheet (see Appendix A)

Technical Original Listing: Reverse Stock Split

- Cover letter briefly describing the reverse split, the number of shares in the public float (post-split) and the approximate number of round-lot shareholders (post-split)
- Reconciliation Sheet (see Appendix A)
- Inspector of election results (if stockholder approval was required)

Technical Original Listing: Reincorporation or Reorganization

- Cover letter briefly describing the reorganization
- Reconciliation Sheet (see Appendix A)
- New Listing Agreement
- Any other applicable documents (e.g., 8-A, amended charter or new articles of incorporation)

Appendix C The Aggregation Test

For purposes of the stockholder approval requirements (for example, Section 712 and 713 of the NYSE American LLC Company Guide), Staff will aggregate two or more transactions when they in substance constitute parts of one larger transaction. While each situation involves a "facts and circumstances" analysis, the following factors are considered:

- Use of proceeds – For example, will the funds raised be used for the same or related purpose and/or will the funds raised in one of the transactions be used to finance another of the transactions?
- Timing – For example, were the transactions agreed to and/or completed within close time proximity to each other? While there is no "safe harbor," generally transactions not within six months of each other will not be aggregated absent other compelling factors.
- Commonality of investors – For example, is there a substantial overlap between the investors or other participants in the transactions?
- Contingencies – For example, is one or more of the transactions contingent on completion of another of the transactions?
- Single plan of financing – For example, do the transactions constitute a single plan of financing? Was one contemplated at the time of the other?

Appendix D ATM offering/Equity Distribution confirmation letter

In connection with the Company's supplemental listing application dated [date] for its equity distribution agreement (the "Distribution Agreement") dated [date] with [agent] as distribution agent (the Distribution Agent'), under which the Distribution Agent may sell securities in public market transactions reported on the consolidated tape (i.e., "at-the-market" or "ATM" transactions) or privately negotiated transactions, which may include block trades, this confirms:

1. The Company understands that any sales that are not at-the-market transactions are subject to the applicable limitations contained in Sections 711 and 713 of the NYSE American LLC Company Guide (the ***"Company Guide"). Calculations for purposes of applying applicable provisions of Sections 711 and 713 will be based on the Company's issued and outstanding shares of common stock on the date of the Distribution*** *Agreement. Unless the applicable sales are at-the-market transactions or prior shareholder approval is obtained, the Company will not:*

a) sell shares of common stock or securities convertible into or exercisable for common stock equal to 20% or more of its shares outstanding at a price less than the greater of book or market value of the common stock;

b) sell any shares of common stock or securities convertible into or exercisable for common stock to officers or directors at a price less than the greater of book or market value of the common stock; or

c) sell shares of common stock or securities convertible into or exercisable for common stock in any transaction that would result in a change of control.

2. The Company understands that NYSE American may consider any two or more sales made in transactions that are not at-the-market transactions a series of related transactions and treat them as a single transaction for purposes of Section 713.



NYSE American Open-end and Closed-end Management Investment Company Corporate Governance Affirmation

Issuer:

Symbol:

Type of Affirmation: ☐ Initial[1] ☐ Annual

Notice of Non-compliance: ☐ Yes[2] ☐ No

NOTE: This form is to be used by a domestic or foreign issuer that has only open or closed-end funds listed on the NYSE American and, pursuant to Section 801(d), is subject solely to the requirements of Sections 802(e), 803B(1) (closed-end only), 803B(4) and the other provisions of Section 803 to the extent required by Rule 10A-3 under the Securities Exchange Act of 1934 and 810.

Part I.

INSTRUCTIONS: Please provide the following information for each board member currently serving, or who will be serving as of the day of listing, on the Issuer's audit committee. Please indicate each audit committee member that has been deemed independent for purposes of Rule 10A-3 (**"Rule 10A-3"**) of the Securities Exchange Act of 1934 (the "Exchange Act").

AUDIT COMMITTEE DETAILS:

	Name of Audit Committee Member	Rule 10A-3 Independent (Y/N)
1.		
2.		
3.		
4.		
5.		
6.		
7.		
8.		
9.		
10.		
11.		
12.		
13.		
14.		
15.		

[1] Issuers that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
[2] If this document is serving as a non-compliance notification to the Exchange it must be executed by the Issuer's CEO.



Please provide the following information for each independent director identified in the chart above. Alternatively, a reference to the location of the disclosure in the Issuer's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.

- Brief biography.
- Share ownership in the Issuer.
- Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(A).
- Indication of whether the audit committee member is an affiliated person of the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(B).



Part II.

INSTRUCTIONS: Please check only one box that best describes the Issuer:

☐ Is an open-end management investment company

☐ Is a closed-end management investment company

Part III.

INSTRUCTIONS: Issuers listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE American Company Guide (the "Company Guide"). In response to each item below, please check the box beside the single affirmation that is most applicable to the Issuer. Please note that, depending on the affirmation made, an item may require the Issuer to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Issuer is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

1. Audit Committee: Section 803 of the Company Guide

☐ **For open-end management investment companies only:** I hereby certify that the Issuer has, and will continue to have, an Audit Committee whose members satisfy the requisite independence standards specified in Section 803A of the Company Guide (if applicable) and Rule 10A-3(b)(1) of the Exchange Act (subject to any applicable exceptions and cure periods).

NYSE AMERICAN™

☐ **For closed-end management investment companies only:** I hereby certify that (i) the Issuer has, and will continue to have, an Audit Committee whose members satisfy the requisite independence standards specified in Section 803A of the Company Guide (if applicable) and Rule 10A-3(b)(1) of the Exchange Act (subject to any applicable exceptions and cure periods) and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide.

☐ The Issuer is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:



2. **I hereby certify that the Issuer's audit committee is relying on an exemption from** Rule 10A-3 of the Exchange Act. Please state below which Rule 10A-3 exemptions the Issuer or any individual member is relying on and briefly describe the basis for such exemption below. If not relying on any such exemption, please indicate **"N/A" below.** (Appendix A provides a brief description of the available Rule 10A-3 exemptions.)



3. Other Non-Compliance: Part 8 of the Company Guide

☐ Apart from any non-compliance specific to the preceding sections, the Issuer is non-compliant with Part 8 of the Company Guide for the following reason:



I am an authorized officer at the Issuer and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name:

Title:

Date submitted:

Telephone number:

E-mail address:

Signature: /s/

NYSE AMERICAN™

Appendix A:

Rule 10A-3 exemptions for an open-end and closed-end management investment companies[3]:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for an issuer listing in connection with an initial public offering of securities.[4]

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed issuer and an affiliate to serve on the audit committee of the listed issuer.[5]

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3.[4]

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the issuer is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association.[5]

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities.[5]

[3] This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of Rule 10A-3.

[4] An Issuer is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.

[5] An Issuer is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.



NYSE American Open-end and Closed-end Management Investment Company Interim Affirmation

Issuer:

Symbol:

Notice of Non-compliance: ☐ Yes[1] ☐ No

NOTE: This form is to be used by a domestic or foreign issuer that has only open or closed-end funds listed on the NYSE American and, pursuant to Section 801(d), is subject solely to the requirements of Sections 802(e), 803B(1) (closed-end only), 803B(4), and the other provisions of Section 803 to the extent required by Rule 10A-3 under the Securities Exchange Act of 1934 and 810.

Part I.

INSTRUCTIONS: Please provide the following information for each board member currently serving **on the Issuer's** audit committee. Please indicate each audit committee member that has been deemed independent for purposes of Rule 10A-3 **("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act").**

AUDIT COMMITTEE DETAILS:

	Name of Audit Committee Member	Rule 10A-3 Independent (Y/N)
1.		
2.		
3.		
4.		
5.		
6.		
7.		
8.		
9.		
10.		
11.		
12.		
13.		
14.		
15.		

[1] If this document is serving as a non-compliance notification to the Exchange it must be executed by the Issuer's CEO.



Please provide the following information, if applicable, for each newly added or newly independent director identified in the chart above. Alternatively, a reference to the location of the disclosure in the Issuer's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.

- Brief biography.
- Share ownership in the Issuer.
- Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(A).
- Indication of whether the audit committee member is an affiliated person of the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(B).



Part II.

INSTRUCTIONS: Please check only one box that best describes the Issuer:

☐ Is an open-end management investment company

☐ Is a closed-end management investment company

Part III.

INSTRUCTIONS: Please check the box next to the appropriate event(s) applicable to the Issuer and include any relevant explanatory notes in the box below:



The Issuer hereby notifies the Exchange that, as of , the following event has occurred:

☐ An audit committee member who was deemed independent is no longer independent.

☐ A member has been added to the audit committee.

☐ The Issuer or a member of its audit committee is eligible to rely on and is choosing to rely on a Rule 10A-3 exemption. (Appendix A provides a brief description of Rule 10A-3 exemptions.)

☐ The Issuer or a member of its audit committee is no longer eligible to rely on or is choosing to no longer rely on a previously applicable Rule 10A-3 exemption.

☐ **A member has been removed from the Issuer's audit committee resulting in the Issuer no longer** having a Rule 10A-3 compliant audit committee.

NYSE AMERICAN™

Part IV.

INSTRUCTIONS:

☐ If the Issuer is non-compliant as a result of one of the affirmations in Part III or is non-compliant with Part 8 of the Company Guide for any other reason, please check this box and include the reason below.



I am an authorized officer at the Issuer and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name:

Title:

Date submitted:

Telephone number:

E-mail address:

Signature: /s/

Appendix A:

Rule 10A-3 exemptions for an open-end and closed-end management investment companies[2]:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for a issuer listing in connection with an initial public offering of securities.[3]

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed issuer and an affiliate to serve on the audit committee of the listed issuer.[4]

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3.[3]

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the issuer is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association.[4]

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities.[4]

[2] This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of Rule 10A-3.
[3] An issuer is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.
[4] An issuer is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.



NYSE American Special Entity Corporate Governance Affirmation

Issuer:

Symbol:

Type of Affirmation: ☐ Initial[1] ☐ Annual

Notice of Non-compliance: ☐ Yes[2] ☐ No

NOTE: This form is to be used by an issuer that has only debt or preferred securities listed on the NYSE American or by asset-backed issuers, other passive business organizations (such as royalty trusts), or derivatives and special purpose securities listed on the NYSE American. Pursuant to Section 801(c) and 801(g), these issuers are subject solely to the requirements of Sections 803 to the extent required by Rule 10A-3 under the Securities Exchange Act of 1934 and 810(b) and 810(c).

Part I.

INSTRUCTIONS: Please provide the following information for each board member currently serving, or who will be serving as of the day of listing, on the Issuer's audit committee. Please indicate each audit committee member that has been deemed independent for purposes of Rule 10A-3 ("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act").

AUDIT COMMITTEE DETAILS:

	Name of Audit Committee Member	Rule 10A-3 Independent (Y/N)
1.		
2.		
3.		
4.		
5.		
6.		
7.		
8.		
9.		
10.		
11.		
12.		
13.		
14.		
15.		

[1] Issuers that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
[2] If this document is serving as a non-compliance notification to the Exchange it must be executed by the Issuer's CEO.



Please provide the following information for each independent director identified in the chart above. Alternatively, a reference to the location of the disclosure in the Issuer's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.

- Brief biography.
- Share ownership in the Issuer.
- Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(A).
- Indication of whether the audit committee member is an affiliated person of the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(B).



Part II.

INSTRUCTIONS: Please check only one box that best describes the Issuer:

☐ Is an issuer that has only debt listed
☐ Is an issuer that has only preferred securities listed
☐ Is an asset-backed issuer
☐ Is an other passive business organization (such as a royalty trust)
☐ Is an issuer of derivatives and/or special purpose securities

Part III.

INSTRUCTIONS: Issuers listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE American Company Guide (the "Company Guide"). In response to each item below, please check the box beside the single affirmation that is most applicable to the Issuer. Please note that, depending on the affirmation made, an item may require the Issuer to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Issuer is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

1. Audit Committee: Section 803 of the Company Guide

☐ I hereby certify that the Issuer's audit committee meets the requirement of Rule 10A-3 of the Exchange Act.



☐ **I hereby certify that the Issuer's audit committee is relying on an exemption from Ru**le 10A-3 of the Exchange Act. State below which Rule 10A-3 exemptions the Issuer or any individual member of its audit committee is relying on and briefly describe the basis for such exemption below: (Appendix A provides a brief description of the available Rule 10A-3 exemptions.)

☐ The Issuer is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:

2. Other Non-Compliance: Part 8 of the Company Guide

☐ Apart from any non-compliance specific to the preceding sections, the Issuer is non-compliant with Part 8 of the Company Guide for the following reason:

I am an authorized officer at the Issuer and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name:

Title:

Date submitted:

Telephone number:

E-mail address:

Signature: /s/

NYSE AMERICAN™

Appendix A:

Rule 10A-3 exemptions for a special entity[3]:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for an issuer listing in connection with an initial public offering of securities.[4]

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed issuer and an affiliate to serve on the audit committee of the listed issuer.[5]

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3.[4]

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the issuer is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association.[5]

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for **subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company** satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities.[5]

[3] This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of Rule 10A-3.
[4] An issuer is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.
[5] An issuer is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.



NYSE American Special Entity Interim Corporate Governance Affirmation

Issuer:

Symbol:

Notice of Non-compliance: ☐ Yes[1] ☐ No

NOTE: This form is to be used by an issuer that has only debt or preferred securities listed on the NYSE American or by asset-backed issuers, other passive business organizations (such as royalty trusts), or derivatives and special purpose securities listed on the NYSE American. Pursuant to Section 801(c) and 801(g), these issuers are subject solely to the requirements of Sections 803 to the extent required by Rule 10A-3 under the Securities Exchange Act of 1934 and 810(b) and 810(c).

Part I.

INSTRUCTIONS: Please provide the following information for each board member currently serving **on the Issuer's** audit committee. Please indicate each audit committee member that has been deemed independent for purposes of Rule 10A-3 **("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act").**

AUDIT COMMITTEE DETAILS:

	Name of Audit Committee Member	Rule 10A-3 Independent (Y/N)
1.		
2.		
3.		
4.		
5.		
6.		
7.		
8.		
9.		
10.		
11.		
12.		
13.		
14.		
15.		

[1] If this document is serving as a non-compliance notification to the Exchange it must be executed by the Issuer's CEO.


NYSE AMERICAN™

Please provide the following information, if applicable, for each newly added or newly independent director identified in the chart above. **Alternatively, a reference to the location of the disclosure in the Issuer's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.**

- Brief biography.
- Share ownership in the Issuer.
- Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(A).
- Indication of whether the audit committee member is an affiliated person of the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(B).



Part II.

INSTRUCTIONS: Please check only one box that best describes the Issuer:

☐ Is an issuer that has only debt listed

☐ Is an issuer that has only preferred securities listed

☐ Is an asset-backed issuer

☐ Is an other passive business organization (such as a royalty trust)

☐ Is an issuer of derivatives and/or special purpose securities

NYSE AMERICAN™

Part III.

INSTRUCTIONS: Please check the box next to the appropriate event(s) applicable to the Issuer and include any relevant explanatory notes in the box below:



The Issuer hereby notifies the Exchange that, as of ______________________________, the following event has occurred:

☐ An audit committee member who was deemed independent is no longer independent.

☐ A member has been added to the audit committee.

☐ The Issuer or a member of its audit committee is eligible to rely on and is choosing to rely on a Rule 10A-3 exemption. (Appendix A provides a brief description of Rule 10A-3 exemptions.)

☐ The Issuer or a member of its audit committee is no longer eligible to rely on or is choosing to no longer rely on a previously applicable Rule 10A-3 exemption.

☐ **A member has been removed from the Issuer's audit committee resulting in the Issuer no longer** having a Rule 10A-3 compliant audit committee.

Part IV.

INSTRUCTIONS:

☐ If the Issuer is non-compliant as a result of one of the affirmations in Part III or is non-compliant with Part 8 of the Company Guide for any other reason, please check this box and include the reason below.



I am an authorized officer at the Issuer and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name:

Title:

Date submitted:

Telephone number:

E-mail address:

Signature: /s/

Appendix A:

Rule 10A-3 exemptions for a special entity[2]:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for an issuer listing in connection with an initial public offering of securities.[3]

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed issuer and an affiliate to serve on the audit committee of the listed issuer.[4]

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3.[3]

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the issuer is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association.[4]

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for **subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company** satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities.[4]

---

[2] This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of Rule 10A-3.

[3] An issuer is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.

[4] An issuer is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.



NYSE American Company Annual CEO Certification

Company Name:

Symbol:

INSTRUCTIONS: Please check the box next to the appropriate certification applicable to the Company.

As the Chief Executive Officer and as required by Section 810(a) of the NYSE American Company Guide,

☐ I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE American's corporate governance listing standards.

or

☐ I hereby certify that as of the date hereof the Company is non-compliant with NYSE American's corporate governance listing standards. Please explain the reasons below or indicate that the Company has notified the Exchange pursuant to Section 810(b) and disclosed on the Company's most recent Domestic/Foreign Private Issuer Company Section 810(c) Annual Affirmation.

Name:

Title:

Date submitted:

Telephone number:

E-mail address:

Signature: /s/


NYSE AMERICAN™

NYSE American Domestic Company Corporate Governance Affirmation

Company Name:

Symbol:

Type of Affirmation: ☐ Initial[1] ☐ Annual

Notice of Non-compliance: ☐ Yes[2] ☐ No

Part I.

INSTRUCTIONS: Please provide the following information for each director currently serving, or who will be serving as of the day of listing, on the Company's board of directors. Please indicate with a "√" whether a director serves on the Company's audit committee, compensation committee or nominating committee. Please include an asterisk (*) next to the name of each director that has been deemed independent for purposes of Rule 10A-3 ("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act") and service on the Company's audit committee.

DIRECTOR DETAILS:

	Director Name	Board Class	Term End	Section 803A Independent (Y/N)	AC[3]	CC[4]	NC[5]
1.					☐	☐	☐
2.					☐	☐	☐
3.					☐	☐	☐
4.					☐	☐	☐
5.					☐	☐	☐
6.					☐	☐	☐
7.					☐	☐	☐
8.					☐	☐	☐
9.					☐	☐	☐
10.					☐	☐	☐
11.					☐	☐	☐
12.					☐	☐	☐
13.					☐	☐	☐
14.					☐	☐	☐
15.					☐	☐	☐
16.					☐	☐	☐
17.					☐	☐	☐
18.					☐	☐	☐
19.					☐	☐	☐
20.					☐	☐	☐

[1] Companies that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
[2] If this document is serving as a non-compliance notification to the Exchange it must be executed by the Company's CEO.
[3] Serves on the Audit Committee
[4] Serves on the Compensation Committee
[5] Serves on the Nominating/Corporate Governance Committee


NYSE AMERICAN™

Part II.

INSTRUCTIONS: Please check only one box that best describes the Company:

☐ Lists common equity securities on the NYSE American and does not fit any of the other categories listed below
☐ Qualifies as a controlled company
☐ Is a limited partnership
☐ Is in bankruptcy
☐ Is a smaller reporting company

Part III.

INSTRUCTIONS: Companies listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE American **Company Guide (the "Company Guide"). In response to each item below,** please check the box beside the single affirmation that is most applicable to the Company. Please note that, depending on the affirmation made, an item may require the Company to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to, or transition periods for, compliance with certain of the requirements. If the Company is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

1. Director Independence: Sections 802(a) and 803A of the Company Guide

☐ **I hereby certify that the Company's board of directors is comprised of a majority of independent directors as** required by Section 802(a) and defined in Section 803A of the Company Guide.

☐ **For smaller reporting companies only:** I hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and its board of directors is comprised of at least 50% independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide: I** hereby certify that the Company is entitled to rely, and is relying, on the one year transition period provided for **in Section 809 of the Company Guide. I further hereby certify that the Company's board of directors will be** comprised of a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide (or 50% independent in the case of a smaller reporting company as required by Section 801(h) of the Company Guide) by the end of the one year transition period.

☐ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:



NYSE AMERICAN™

2. Board of Directors Meetings / Executive Sessions: Section 802(c) of the Company Guide

☐ **I hereby certify that the Company's Board of Directors meets (or will meet, in the case of an Initial Affirmation)** on at least a quarterly basis. I further hereby certify that the independent directors have, or will have (in the case of an Initial Affirmation), regularly scheduled meetings as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management as required by Section 802(c) of the Company Guide.

☐ The Company is unable to make one of the affirmations set forth in this Item 2 and is therefore non-compliant for the following reason:



3. Nominating Committee: Section 804 of the Company Guide

☐ I hereby certify that board of director nominations are selected, or recommended for the board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period. I further hereby certify **that the Company's nominating committee (or board of directors) has a written charter or** board resolution that meets the requirements of Section 804 of the Company Guide.

☐ **For companies relying on the exception provided for in Section 804(b) of the Company Guide:** I hereby **certify that board of director nominations are selected, or recommended for the board's selection, by either a** nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 804(b) of the Company Guide and the board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 804(b) of the Company Guide.

☐ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 3 and is therefore non-compliant for the following reason:



4. Compensation Committee: Section 805 of the Company Guide

☐ **I hereby certify that the compensation of the Company's officers is determined, or recommended to the board** for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the board has affirmatively determined that *all* of the members of the compensation committee or, in the case of a company that does not have a compensation committee, *all* of the independent directors, are independent under Section 805(c)(1) of the Company Guide.

☐ **For smaller reporting companies only: I hereby certify that the compensation of the Company's officers is** determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and is therefore exempt from compliance with the independence requirements set forth in Sections 805(c)(1) and 805(c)(4) of the Company Guide.

☐ **For smaller reporting companies relying on the exception provided for in Section 805(b) of the Company Guide:** I hereby certify that the **compensation of the Company's officers is determined, or** recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide, subject to the exception provided for in Section 805(b) of the Company Guide. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 805(b) of the Company Guide and that the board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 805(b) of the Company Guide.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period.

☐ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 4 and is therefore non-compliant for the following reason:



5. Audit Committee: Section 803B of the Company Guide

☐ I hereby certify that (i) the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at **least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the** Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ **For smaller reporting companies only:** I hereby certify that (i) the Company has an audit committee of at least two members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ **For companies that are relying on the exception provided for in Section 803B(2)(b) of the Company Guide (not available to those that are smaller reporting companies):** I hereby certify that the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt from) in conformity with Section 803B of the Company Guide, subject to the exception provided for in Section 803B(2)(b) of the Company Guide The Company's audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. The board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 803B(2)(b). I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance by the end of the transition period. I further hereby certify that the audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ The Company is unable to make one of the affirmations set forth in this Item 5 and is therefore non-compliant for the following reason:



6. For those companies relying on an individual or company exemption from the independence requirements of Rule 10A-3(b)(1) in Item 5, above, please identify and briefly describe the basis for such exemption below. If not relying on any such exemption, please indicate "N/A" below.





NYSE AMERICAN™

7. Code of Conduct and Ethics: Section 807 of the Company Guide

☐ I hereby certify that the Company has adopted a code of conduct and ethics that complies with Section 807 of the Company Guide.

☐ The Company is unable to make one of the affirmations set forth in this Item 7 and is therefore non-compliant for the following reason:



8. Other Non-Compliance: Part 8 of the Company Guide

☐ Apart from any non-compliance specific to the preceding sections, the Company is non-compliant with Part 8 of the Company Guide for the following reason:



I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name: 

Title: 

Date submitted: 

Telephone number: 

E-mail address: 

Signature: /s/ 

Note: The Company's Chief Executive Officer is required to separately complete and submit the Annual CEO Certification which is not applicable at time of initial listing.



NYSE American Domestic Company Interim Corporate Governance Affirmation

Company Name:

Symbol:

Notice of Non-compliance: ☐ Yes[1] ☐ No

Part I.

INSTRUCTIONS: Please provide the following information for each director currently serving on the Company's board of directors. Please indicate with a "√" whether a director serves on the Company's audit committee, compensation committee or nominating committee. Please include an asterisk (*) next to the name of each director that has been deemed independent for purposes of Rule 10A-3 ("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act") and service on the Company's audit committee.

DIRECTOR DETAILS:

	Director Name	Board Class	Term End	Section 803A Independent (Y/N)	AC[2]	CC[3]	NC[4]
1.					☐	☐	☐
2.					☐	☐	☐
3.					☐	☐	☐
4.					☐	☐	☐
5.					☐	☐	☐
6.					☐	☐	☐
7.					☐	☐	☐
8.					☐	☐	☐
9.					☐	☐	☐
10.					☐	☐	☐
11.					☐	☐	☐
12.					☐	☐	☐
13.					☐	☐	☐
14.					☐	☐	☐
15.					☐	☐	☐
16.					☐	☐	☐
17.					☐	☐	☐
18.					☐	☐	☐
19.					☐	☐	☐
20.					☐	☐	☐

[1] If this document is serving as a non-compliance notification to the Exchange it must be executed by the Company's CEO.
[2] Serves on the Audit Committee
[3] Serves on the Compensation Committee
[4] Serves on the Nominating/Corporate Governance Committee



Please provide the following information, if applicable, for each newly added or newly independent director identified in the chart above. Alternatively, a reference to the location of the disclosure in the **Company's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.**

- Brief biography.
- Brief description of any relationship that would be required to be disclosed pursuant to Item 404 of Regulation S-K.
- **Compensation Committee member only:** Brief description of any source of compensation, including consulting, advisory, or other compensatory fee paid by the Company to a compensation committee member as specified in Section 805(c)(1). Indication of whether the compensation committee member is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company as specified in Section 805(c)(1).
- **Audit Committee member only:** Share ownership in the company. Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Company or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(A). Indication of whether the audit committee member is an affiliated person of the Company or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(B).



Part II.

INSTRUCTIONS: Please check only one box that best describes the Company:

☐ Lists common equity securities on the NYSE American and does not fit any of the other categories listed below
☐ Qualifies as a controlled company
☐ Is a limited partnership
☐ Is in bankruptcy
☐ Is a smaller reporting company

Part III.

INSTRUCTIONS: Please check the box next to the appropriate event(s) applicable to the Company and include any relevant explanatory notes below.

The Company hereby notifies the Exchange that, as of ____________________, the following event has occurred:

- ☐ A director who was deemed independent is no longer independent.
- ☐ A director who was not deemed independent is now deemed independent.
- ☐ **A director has been added to the Company's board.**
- ☐ **A director has left the Company's board.**
- ☐ The composition of **the Company's nominating committee has changed.**
- ☐ **The composition of the Company's compensation committee has changed.**
- ☐ A member of the compensation committee is relying on the cure period for compensation committee independence noncompliance provided for in Section 805(c)(2).
- ☐ **The composition of the Company's audit committee has changed.**
- ☐ The Company or a member of its audit committee is no longer eligible to rely on or is choosing to no longer rely on a previously applicable Rule 10A-3 exemption.
- ☐ The Company is no longer a controlled company for purposes of Part 8 of the Company Guide.
- ☐ The Company has become a controlled company for purposes of Part 8 of the Company Guide.
- ☐ The Company no longer qualifies as a foreign private issuer and has become a domestic company for purposes of Part 8 of the Company Guide.
- ☐ The Company has become a smaller reporting company for purposes of Part 8 of the Company Guide and relies on the smaller reporting company compensation committee exemption.
- ☐ The Company now no longer qualifies as a smaller reporting company and is subject to all of the applicable requirements of Section 805(c)(1) and 805(c)(4). If the Company is utilizing the transition afforded under 805(c)(5), please explain below:



NYSE AMERICAN™

Part IV.

INSTRUCTIONS:

☐ If the Company is non-compliant as a result of one of the affirmations in Part III or is non-compliant with Part 8 of the Company Guide for any other reason, please check this box and include the reason below.

I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name:

Title:

Date submitted:

Telephone number:

E-mail address:

Signature: /s/


NYSE AMERICAN™

NYSE American Foreign Private Issuer/Foreign-Based Entity
Corporate Governance Affirmation

Company Name:

Symbol:

Type of Affirmation: ☐ Initial[1] ☐ Annual

Notice of Non-compliance: ☐ Yes[2] ☐ No

Part I.

INSTRUCTIONS: Please provide the following information for each director currently serving, or who will be serving as of the day of listing, on the Company's board of directors. Please indicate with a "√" whether a director serves on the Company's audit committee, compensation committee or nominating committee. Please include an asterisk (*) next to the name of each director that has been deemed independent for purposes of Rule 10A-3 ("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act") and service on the Company's audit committee.

DIRECTOR DETAILS:

	Director Name	Board Class	Term End	Section 803A Independent (Y/N)	AC[3]	CC[4]	NC[5]
1.					☐	☐	☐
2.					☐	☐	☐
3.					☐	☐	☐
4.					☐	☐	☐
5.					☐	☐	☐
6.					☐	☐	☐
7.					☐	☐	☐
8.					☐	☐	☐
9.					☐	☐	☐
10.					☐	☐	☐
11.					☐	☐	☐
12.					☐	☐	☐
13.					☐	☐	☐
14.					☐	☐	☐
15.					☐	☐	☐
16.					☐	☐	☐
17.					☐	☐	☐
18.					☐	☐	☐
19.					☐	☐	☐
20.					☐	☐	☐

[1] Companies that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
[2] If this document is serving as a non-compliance notification to the Exchange it must be executed by the Company's CEO.
[3] Serves on the Audit Committee
[4] Serves on the Compensation Committee
[5] Serves on the Nominating/Corporate Governance Committee



Part II.

INSTRUCTIONS: Please check only one box that best describes the Company:

☐ Lists common equity securities on the NYSE American and does not fit any of the other categories listed below

☐ Qualifies as a controlled company

☐ Is a limited partnership

☐ Is in bankruptcy

☐ Is a smaller reporting company

Part III.

INSTRUCTIONS: Companies listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE American **Company Guide (the "Company Guide"). In response to each item below,** please check the box beside the single affirmation that is most applicable to the Company. Please note that, depending on the affirmation made, an item may require the Company to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Company is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

If the Company is relying on an exemption pursuant to Section 110 of the Company Guide, it must provide English language disclosure of any significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to the Exchange's standards. This disclosure may be provided either on the Company's website and/or in its annual report that it is required to file with the U.S. Securities and Exchange **Commission ("SEC")** that includes audited financial statements (including on Forms 10-K, 20-F, or 40-F). If the disclosure is only available on the website, the annual report must so state and provide the web address at which the information may be obtained. For each relevant section that follows, please include in the comments section the **location of the Company's disclosure.**

1. Director Independence: Sections 802(a) and 803A of the Company Guide

☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.



☐ **I hereby certify that the Company's board of directors is comprised of a majority of independent directors as** required by Section 802(a) and defined in Section 803A of the Company Guide.

☐ **For smaller reporting companies only:** I hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and its board of directors is comprised of at least 50% independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the one year transition period provided for **in Section 809 of the Company Guide. I further hereby certify that the Company's board of directors will be** comprised of a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide (or 50% independent in the case of a smaller reporting company as required by Section 801(h) of the Company Guide) by the end of the one year transition period.

☐ **For controlled companies, limited partnerships and companies in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:



2. Board of Directors Meetings / Executive Sessions: Section 802(c) of the Company Guide

☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.



☐ **I hereby certify that the Company's Board of Directors meets (or will meet, in the case of an Initial Affirmation)** on at least a quarterly basis. I further hereby certify that the independent directors have, or will have (in the case of an Initial Affirmation), regularly scheduled meetings as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management as required by Section 802(c) of the Company Guide.

☐ The Company is unable to make one of the affirmations set forth in this Item 2 and is therefore non-compliant for the following reason:



3. Nominating Committee: Section 804 of the Company Guide

☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.



☐ I hereby certify that board of director nominations are selected, or recommended for the board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period. I further hereby certify that the Company's nominating committee (or board of directors) has a written charter or board resolution that meets the requirements of Section 804 of the Company Guide.

☐ **For companies relying on the exception provided for in Section 804(b) of the Company Guide:** I hereby certify that board of director nominations are selected, or recommended for the board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 804(b) of the Company Guide and the board has made, or will make, the requisite disclosures of its reliance on the exceptions provided for in Section 804(b) of the Company Guide.

☐ **For controlled companies only, limited partnerships and companies in bankruptcy:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 3 and is therefore non-compliant for the following reason:



4. Compensation Committee: Section 805 of the Company Guide

☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure. Please note that any foreign based entity that is a foreign private issuer (as defined in Exchange Act Rule 3b-4(c)) can avail itself of an exemption from the requirements of Section 805(c) hereof.



☐ I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the board has affirmatively determined that *all* of the members of the compensation committee or, in the case of a company that does not have a compensation committee, *all* of the independent directors, are independent under Section 805(c)(1) of the Company Guide.


NYSE AMERICAN™

☐ **For smaller reporting companies only: I hereby certify that the compensation of the Company's officers is** determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and is therefore exempt from compliance with the independence requirements set forth in Sections 805(c)(1) and 805(c)(4) of the Company Guide.

☐ **For smaller reporting companies relying on the exception provided for in Section 805(b) of the Company Guide: I hereby certify that the compensation of the Company's officers is determined, or** recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide, subject to the exception provided for in Section 805(b) of the Company Guide. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 805(b) of the Company Guide and that the board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 805(b) of the Company Guide.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period.

☐ **For controlled companies, limited partnerships and companies in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 4 and is therefore non-compliant for the following reason:



5. Audit Committee: Section 803B of the Company Guide

☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.



☐ I hereby certify that (i) the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at **least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the** Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.



NYSE AMERICAN™

☐ **For smaller reporting companies only:** I hereby certify that (i) the Company has an audit committee of at least two members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ **For companies that are relying on the exception provided for in Section 803B(2)(b) of the Company Guide (not available to those that are smaller reporting companies):** I hereby certify that the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt from) in conformity with Section 803B of the Company Guide, subject to the exception provided for in Section 803B(2)(b) of the Company Guide. The board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 803B(2)(b). The Company's audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance by the end of the transition period. I further hereby certify that the audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ The Company is unable to make one of the affirmations set forth in this Item 5 and is therefore non-compliant for the following reason:



6. For those companies relying on an individual or company exemption from the independence requirements of Rule 10A-3(b)(1) in Item 5, above, please identify and briefly describe the basis for such exemption below. If not relying on any such exemption, please indicate "N/A" below.





NYSE AMERICAN™

7. Code of Conduct and Ethics: Section 807 of the Company Guide

☐ I hereby certify that the Company has adopted a code of conduct and ethics that complies with Section 807 of the Company Guide.

☐ The Company is unable to make one of the affirmations set forth in this Item 7 and is therefore non-compliant for the following reason:



8. Other Non-Compliance: Part 8 of the Company Guide

☐ Apart from any non-compliance specific to the preceding sections, the Company is non-compliant with Part 8 of the Company Guide for the following reason:



I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name:

Title:

Date submitted:

Telephone number:

E-mail address:

Signature: /s/

Note: The Company's Chief Executive Officer is required to separately complete and submit the Annual CEO Certification which is not applicable at time of initial listing.

NYSE AMERICAN™

Appendix A:

Rule 10A-3 exemptions for a foreign private issuer[6]:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for a company listing in connection with an initial public offering of securities.[7]

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed company and an affiliate to serve on the audit committee of the listed company.[8]

Rule 10A-3(b)(1)(iv)(C) – This provision provides an exemption to allow an employee who is not an executive officer to serve on the audit committee if elected/named to the board or the audit committee pursuant to the listed company's governing law or documents, an employee collective bargaining agreement or other similar agreement or other home country legal or listing requirements.[7]

Rule 10A-3(b)(1)(iv)(D) – This provision provides an exemption to allow a director who is an affiliate of or a representative of an affiliate of the listed company to be a member of the audit committee to the extent that the director is not a voting member or chairperson of the audit committee and to the extent that neither the director nor the affiliate the director represents is an executive officer of the company.[7]

Rule 10A-3(b)(1)(iv)(E) – This provision provides an exemption for a director who is the representative or designee of a foreign government or foreign governmental entity that is an affiliate of the company to the extent the director is not an executive officer of the company.[7]

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3.[7]

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the company is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association.[8]

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities.[8]

---

[6] This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of Rule 10A-3.

[7] A company is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.

[8] A company is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.



NYSE AMERICAN™

Rule 10A-3(c)(3) – This provision provides a general exemption from the requirement to have an audit committee for a company that meets the following requirements:

- The company has a board of auditors (or similar body) or has statutory auditors, established and selected pursuant to home country legal or listing provisions.
- The board or body, or statutory auditors, is required by home country legal or listing requirements to be either: (A) separate from the board of directors; or (B) composed of one or more members of the board of directors and one or more members that are not also members of the board of directors.
- The board or body, or statutory auditors, are not elected by management of the company and no executive officer of the company is a member of such board or body or statutory auditor.
- Home country legal or listing provisions set forth or provide for standards for the independence of such board or body, or statutory auditors, from the company or its management.
- Such board or body, or statutory auditors, in accordance with any applicable home country legal or listing requirements or the company's governing documents, are responsible, to the extent permitted by law, for the appointment, retention and oversight of the work of any public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the company.
- The audit committee requirements of paragraphs 10A-3(b)(3) (Complaint procedures), 10A-3(b)(4) (Authority to engage advisors) and 10A-3(b)(5)(Funding) apply to the extent permitted by law.[7]



NYSE American Foreign Private Issuer/Foreign-Based Entity Interim Corporate Governance Affirmation

Company Name:

Symbol:

Notice of Non-compliance: ☐ Yes[1] ☐ No

Part I.

INSTRUCTIONS: **Please provide the following information for each director currently serving on the Company's board of directors. Please indicate with a "√" whether a director serves on the Company's audit committee,** compensation committee or nominating committee. Please include an asterisk (*) next to the name of each director that has been deemed independent for purposes of Rule 10A-3 **("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act") and service on the Company's audit committee.**

DIRECTOR DETAILS:

	Director Name	Board Class	Term End	Section 803A Independent (Y/N)	AC[2]	CC[3]	NC[4]
1.					☐	☐	☐
2.					☐	☐	☐
3.					☐	☐	☐
4.					☐	☐	☐
5.					☐	☐	☐
6.					☐	☐	☐
7.					☐	☐	☐
8.					☐	☐	☐
9.					☐	☐	☐
10.					☐	☐	☐
11.					☐	☐	☐
12.					☐	☐	☐
13.					☐	☐	☐
14.					☐	☐	☐
15.					☐	☐	☐
16.					☐	☐	☐
17.					☐	☐	☐
18.					☐	☐	☐
19.					☐	☐	☐
20.					☐	☐	☐

[1] If this document is serving as a non-compliance notification to the Exchange it must be **executed by the Company's CEO.**
[2] Serves on the Audit Committee
[3] Serves on the Compensation Committee
[4] Serves on the Nominating/Corporate Governance Committee



Please provide the following information, if applicable, for each newly added or newly independent director identified in the chart above. Alternatively, a reference to the location of the **disclosure in the Company's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.**

- Brief biography.
- Brief description of any relationship that would be required to be disclosed pursuant to Item 404 of Regulation S-K.
- **Compensation Committee member only:** Brief description of any source of compensation, including consulting, advisory, or other compensatory fee paid by the Company to a compensation committee member as specified in Section 805(c)(1). Indication of whether the compensation committee member is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company as specified in Section 805(c)(1).
- **Audit Committee member only:** Share ownership in the company. Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Company or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(A). Indication of whether the audit committee member is an affiliated person of the Company or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(B).



Part II.

INSTRUCTIONS: Please check only one box that best describes the Company:

☐ Lists common equity securities on the NYSE American and does not fit any of the other categories listed below
☐ Qualifies as a controlled company
☐ Is a limited partnership
☐ Is in bankruptcy
☐ Is a smaller reporting company

NYSE AMERICAN™

Part III.

INSTRUCTIONS: Please check the box next to the appropriate event(s) applicable to the Company and include any relevant explanatory notes below.



The Company hereby notifies the Exchange that, as of , the following event has occurred:

☐ A director who was deemed independent is no longer independent.

☐ A director who was not deemed independent is now deemed independent.

☐ A director has been added to the Company's board.

☐ A director has left the Company's board.

☐ The composition of the Company's nominating committee has changed.

☐ The composition of the Company's compensation committee has changed.

☐ A member of the compensation committee is relying on the cure period for compensation committee independence noncompliance provided for in Section 805(c)(2).

☐ The composition of the Company's audit committee has changed.

☐ The Company or a member of its audit committee is no longer eligible to rely on or is choosing to no longer rely on a previously applicable Rule 10A-3 exemption.

☐ The Company is no longer a controlled company for purposes of Part 8 of the Company Guide.

☐ The Company has become a controlled company for purposes of Part 8 of the Company Guide.

☐ The Company has become a smaller reporting company for purposes of Part 8 of the Company Guide and relies on the smaller reporting company compensation committee exemption.

☐ The Company now no longer qualifies as a smaller reporting company and is subject to all of the applicable requirements of Section 805(c)(1) and 805(c)(4). If the Company is utilizing the transition afforded under 805(c)(5), please explain below:



NYSE AMERICAN™

Part IV.

INSTRUCTIONS:

☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state the rule it is seeking relief from. Further, the Company must provide English language disclosure of any significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to the Exchange's standards. This disclosure may be provided either on the Company's website and/or in its annual report it is required to file with the SEC that includes audited financial statements (including on Forms 10-K, 20-F, or 40-F). If the disclosure is only available on the website, the annual report must so state and provide the web address at which the information may be obtained. Please include in the **comments section the location of the Company's disclosure.**



☐ If the Company is non-compliant as a result of one of the affirmations in Part III or is non-compliant with Part 8 of the Company Guide for any other reason, please check this box and include the reason below.



I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name: 

Title: 

Date submitted: 

Telephone number: 

E-mail address: 

Signature: /s/ 

Appendix A:

Rule 10A-3 exemptions for a foreign private issuer[5]:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for a company listing in connection with an initial public offering of securities.[6]

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed company and an affiliate to serve on the audit committee of the listed company.[7]

Rule 10A-3(b)(1)(iv)(C) – This provision provides an exemption to allow an employee who is not an executive officer to serve on the audit committee if elected/named to the board or the audit committee pursuant to the listed company's governing law or documents, an employee collective bargaining agreement or other similar agreement or other home country legal or listing requirements.[6]

Rule 10A-3(b)(1)(iv)(D) – This provision provides an exemption to allow a director who is an affiliate of or a representative of an affiliate of the listed company to be a member of the audit committee to the extent that the director is not a voting member or chairperson of the audit committee and to the extent that neither the director nor the affiliate the director represents is an executive officer of the company.[6]

Rule 10A-3(b)(1)(iv)(E) – This provision provides an exemption for a director who is the representative or designee of a foreign government or foreign governmental entity that is an affiliate of the company to the extent the director is not an executive officer of the company.[6]

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3.[6]

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the company is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association.[7]

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

---

[5] This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of Rule 10A-3.

[6] A company is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.

[7] A company is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.



This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities.[7]

Rule 10A-3(c)(3) – This provision provides a general exemption from the requirement to have an audit committee for a company that meets the following requirements:

- The company has a board of auditors (or similar body) or has statutory auditors, established and selected pursuant to home country legal or listing provisions.
- The board or body, or statutory auditors, is required by home country legal or listing requirements to be either: (A) separate from the board of directors; or (B) composed of one or more members of the board of directors and one or more members that are not also members of the board of directors.
- The board or body, or statutory auditors, are not elected by management of the company and no executive officer of the company is a member of such board or body or statutory auditor.
- Home country legal or listing provisions set forth or provide for standards for the independence of such board or body, or statutory auditors, from the company or its management.
- Such board or body, or statutory auditors, in accordance with any applicable home country legal or listing requirements or the company's governing documents, are responsible, to the extent permitted by law, for the appointment, retention and oversight of the work of any public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the company.
- The audit committee requirements of paragraphs 10A-3(b)(3) (Complaint procedures), 10A-3(b)(4) (Authority to engage advisors) and 10A-3(b)(5)(Funding) apply to the extent permitted by law.[6]